1    Burford Capital Quarterly Report June 2023

Explanatory note

As previously disclosed in the annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) filed with the US Securities and Exchange Commission (the “SEC”) on May 16, 2023, following comments from and engagement with the staff of the SEC, we have, in consultation with our independent auditor Ernst & Young LLP, revised our approach to fair value accounting for our capital provision assets in consideration of Accounting Standards Codification (“ASC”) Topic 820—Fair Value Measurement. As a result of this work, we have moved to a revised approach to determine the fair value of our capital provision assets. While this revised valuation approach retains objective events in the underlying litigation as the principal determinant of fair value changes, it uses a discounted cash flow model that incorporates interest rates, litigation duration and other traditional valuation factors to determine the fair value of our capital provision assets.

In addition to applying this revised valuation approach to our consolidated financial statements for the year ended December 31, 2022, management and the audit committee (the “Audit Committee”) of our board of directors (the “Board”) concluded on May 2, 2023 that our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and our condensed consolidated financial statements for the six months ended June 30, 2022 should be restated to correct a material understatement of capital provision assets and capital provision income given the application of this revised valuation approach. Thus, for comparative purposes, this report on Form 6-K for the three and six months ended June 30, 2023 (this “Quarterly Report”) contains our restated condensed consolidated financial statements for the six months ended June 30, 2022. However, because we have not previously issued quarterly financial statements, the unaudited condensed consolidated financial statements for the three months ended June 30, 2022 contained in this Quarterly Report have not historically been presented and therefore are not a restatement of previously issued unaudited condensed consolidated financial statements.

Forward-looking statements

In addition to statements of historical fact, this Quarterly Report contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Quarterly Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking, including in our other periodic reports that we file with, or furnish to, the SEC, other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence tools, we use to predict the returns on our legal finance assets and in our operations

Burford Capital Quarterly Report June 2023    2

▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information and/or disclosure of legal finance arrangements
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available funds
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty with respect to the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel
▪	Improper functioning of our information technology systems or those of our third-party service providers
▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors” in the 2022 Annual Report

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Quarterly Report, the 2022 Annual Report and other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Quarterly Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Quarterly Report, whether as a result of new information, future events or otherwise.

Certain terms used in this Quarterly Report

In this Quarterly Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Quarterly Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund for which BCIM (as defined below) serves as the investment adviser, is focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

3    Burford Capital Quarterly Report June 2023

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser of all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended.

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in two of our private funds (i.e., the Strategic Value Fund (as defined below) and the Advantage Fund).

Claimant

The party that asserts a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, an exempted company that was established for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under the generally accepted accounting principles in the United States (“US GAAP”) to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Quarterly Report, BOF-C, the Strategic Value Fund and the Advantage Fund are consolidated funds.

Burford Capital Quarterly Report June 2023    4

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Funding provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

Our deferred compensation plan, under which a specified group of employees can elect to defer a portion of their compensation until future years.

Definitive commitments

Commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our condensed consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Matters where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement litigation assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Quarterly Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

The Burford Capital 2016 Long Term Incentive Plan, as amended and renewed from time to time, for the awards of RSUs (as defined below) to employees.

5    Burford Capital Quarterly Report June 2023

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain or loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Quarterly Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Quarterly Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

RSUs

Restricted stock units awarded to employees under the LTIP.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund for which BCIM serves as the investment adviser, deploys capital in certain complex strategies assets. Investors in the Strategic Value Fund include third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund are recorded as capital provision-indirect assets.

Burford Capital Quarterly Report June 2023    6

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides funding for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on a legal finance asset, which is subsequently reversed in the period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our legal finance assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statements of operations) or cumulatively (condensed consolidated statements of financial position).

Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

7    Burford Capital Quarterly Report June 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of operations

($ in thousands, except share data)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
				(as restated)
Revenues
Capital provision income	35,667	35,006	511,600	175,745
Plus/(Less): Third-party interests in capital provision assets	4,813	16,857	(95,532)	218
Asset management income	1,894	2,394	3,891	5,508
Insurance income/(loss)	626	(1,631)	850	(2,297)
Services income	9	114	32	389
Marketable securities income/(loss) and bank interest	1,542	(5,250)	4,615	(8,971)
Total revenues	44,551	47,490	425,456	170,592

Operating expenses
Compensation and benefits
Salaries and benefits	10,709	7,955	23,201	17,416
Annual incentive compensation	6,380	3,542	11,066	7,143
Share-based compensation	3,173	2,684	6,677	4,869
Legacy asset recovery incentive compensation including accruals	6,000	1,279	12,117	2,250
Long-term incentive compensation including accruals	2,107	1,991	15,545	6,751
General, administrative and other	11,062	6,321	18,813	14,735
Case-related expenditures ineligible for inclusion in asset cost	4,201	2,768	10,512	3,663
Total operating expenses	43,632	26,540	97,931	56,827

Operating income	919	20,950	327,525	113,765

Other expenses
Finance costs	21,124	20,720	41,677	36,561
Loss on debt extinguishment	-	916	-	916
Foreign currency transactions (gains)/losses	(8,898)	2,544	(11,338)	3,058
Total other expenses	12,226	24,180	30,339	40,535

(Loss)/income before income taxes	(11,307)	(3,230)	297,186	73,230

(Provision for) income taxes	(8,969)	(14,942)	(16,081)	(18,366)
Net (loss)/income	(20,276)	(18,172)	281,105	54,864

Net income attributable to non-controlling interests	1,264	31,180	43,220	47,936
Net (loss)/income attributable to Burford Capital Limited shareholders	(21,540)	(49,352)	237,885	6,928

Net (loss)/income attributable to Burford Capital Limited shareholders per ordinary share
Basic	(0.10)	(0.23)	1.09	0.03
Diluted	(0.10)	(0.23)	1.07	0.03

Weighted average ordinary shares outstanding
Basic	218,957,218	218,822,365	218,789,248	218,935,492
Diluted	218,957,218	218,822,365	221,930,214	221,374,295

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report June 2023    8

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of comprehensive income/(LOSS)

($ in thousands)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
				(as restated)
Net (loss)/income	(20,276)	(18,172)	281,105	54,864
Other comprehensive (loss)/income
Foreign currency translation adjustment	(18,158)	25,612	(28,033)	35,612
Comprehensive (loss)/income	(38,434)	7,440	253,072	90,476

Less: Comprehensive income attributable to non-controlling interests	1,264	31,180	43,220	47,936
Comprehensive (loss)/income attributable to Burford Capital Limited shareholders	(39,698)	(23,740)	209,852	42,540

See accompanying notes to the condensed consolidated financial statements.

9    Burford Capital Quarterly Report June 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of financial position

($ in thousands, except share data)

	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Cash and cash equivalents	365,336	107,658
Marketable securities	107,180	136,358
Other assets	68,148	51,856
Due from settlement of capital provision assets	94,391	116,582
Capital provision assets	4,407,888	3,735,556
Goodwill	133,962	133,912
Deferred tax asset	807	6,437
Total assets	5,177,712	4,288,359

Liabilities
Debt interest payable	17,266	16,815
Other liabilities	185,412	155,673
Debt payable	1,658,505	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	520,735	425,205
Deferred tax liability	59,728	51,326
Total liabilities	2,441,646	1,901,289

Commitments and contingencies (Note 13)

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 219,049,877 ordinary shares issued and 218,957,218 ordinary shares outstanding at June 30, 2023 and 219,049,877 ordinary shares issued and 218,581,877 ordinary shares outstanding at December 31, 2022	598,813	598,813
Additional paid-in capital	31,209	26,305
Accumulated other comprehensive income	19,016	47,049
Treasury shares of 92,659 at $8.01 cost at June 30, 2023 and 468,000 at $8.01 cost at December 31, 2022	(742)	(3,749)
Retained earnings	1,293,729	1,074,166
Total Burford Capital Limited equity	1,942,025	1,742,584
Non-controlling interests	794,041	644,486
Total shareholders' equity	2,736,066	2,387,070
Total liabilities and shareholders' equity	5,177,712	4,288,359

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report June 2023    10

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of cash flows

($ in thousands)

(unaudited)

	Six months ended June 30,
	2023	2022
		(as restated)
Cash flows from operating activities:
Net income	281,105	54,864

Adjustments to reconcile net income to net cash used in operating activities:
Capital provision income	(511,600)	(175,745)
(Gain)/loss on marketable securities	(2,774)	9,814
Services income	(32)	(389)
Share-based compensation	3,300	3,593
Deferred tax (benefit)/expense	(11,502)	2,532
Other	(13,520)	11,423
Changes in operating assets and liabilities:
Proceeds from capital provision assets	308,007	108,541
(Funding) of capital provision assets	(444,319)	(203,742)
Net proceeds from marketable securities	32,023	39,540
Proceeds from asset recovery fee for services	38	577
Increase in other assets	(12,574)	(4,912)
Increase in other liabilities	56,455	13,353
Net increase/(decrease) on financial liability to third-party investment	95,530	(226)
Net cash used in operating activities	(219,863)	(140,777)

Cash flows from investing activities:
Purchases of property and equipment	(2,964)	(52)
Net cash used in investing activities	(2,964)	(52)

Cash flows from financing activities:
Acquisition of ordinary shares not held in treasury	-	(1,395)
Acquisition of ordinary shares held in treasury	-	(3,749)
Debt issuance, net of original issue discount	394,464	357,271
Debt issuance costs	(8,446)	(7,882)
Debt extinguishment	-	(79,911)
Dividends paid on ordinary shares	(13,711)	(13,671)
Third-party net capital contributions	106,335	67,510
Net cash provided by financing activities	478,642	318,173

Net increase in cash and cash equivalents	255,815	177,344
Cash and cash equivalents at beginning of period	107,658	180,255
Effect of exchange rate changes on cash and cash equivalents	1,863	(4,442)
Cash and cash equivalents at end of period	365,336	353,157

Supplementary disclosure of cash flow information
Cash paid for debt interest	(39,728)	(31,564)
Cash received from income tax refund	354	774
Cash paid for income taxes	(3,883)	(636)

See accompanying notes to the condensed consolidated financial statements.

11    Burford Capital Quarterly Report June 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of changes in equity

($ in thousands, except share data)

(unaudited)

	Three months ended June 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(92,659)	598,813	(742)	28,036	1,328,997	37,174	1,992,278	661,083	2,653,361
Net (loss)/income	-	-	-	-	-	(21,540)	-	(21,540)	1,264	(20,276)
Foreign currency translation adjustment	-	-	-	-	-	-	(18,158)	(18,158)	-	(18,158)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(17)	-	(17)	-	(17)
Share-based compensation	-	-	-	-	3,173	-	-	3,173	-	3,173
Dividends paid	-	-	-	-	-	(13,711)	-	(13,711)	-	(13,711)
Net contributions	-	-	-	-	-	-	-	-	131,694	131,694
At end of period	219,049,877	(92,659)	598,813	(742)	31,209	1,293,729	19,016	1,942,025	794,041	2,736,066

	Three months ended June 30, 2022
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	-	598,813	-	24,056	1,125,670	12,920	1,761,459	461,643	2,223,102
Net (loss)/income	-	-	-	-	-	(49,352)	-	(49,352)	31,180	(18,172)
Foreign currency translation adjustment	-	-	-	-	-	-	25,612	25,612	-	25,612
Acquisition of ordinary shares held in treasury	-	(468,000)	-	(3,749)	-	-	-	(3,749)	-	(3,749)
Ordinary shares purchased by the Burford Capital Employee Benefit Trust	-	-	-	-	(1,395)	-	-	(1,395)	-	(1,395)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	1,602	-	1,602	-	1,602
Transfer RSU awards on vesting	-	-	-	-	(17)	17	-	-	-	-
Share-based compensation	-	-	-	-	2,684	-	-	2,684	-	2,684
Dividends paid	-	-	-	-	-	(13,671)	-	(13,671)	-	(13,671)
Net contributions	-	-	-	-	-	-	-	-	34,768	34,768
At end of period	219,049,877	(468,000)	598,813	(3,749)	25,328	1,064,266	38,532	1,723,190	527,591	2,250,781

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report June 2023    12

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of changes in equity

($ in thousands, except share data)

(unaudited)

	Six months ended June 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070
Net income	-	-	-	-	-	237,885	-	237,885	43,220	281,105
Foreign currency translation adjustment	-	-	-	-	-	-	(28,033)	(28,033)	-	(28,033)
Distribution of ordinary shares held in treasury	-	375,341	-	3,007	(3,007)	-	-	-	-	-
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(3,377)	-	(3,377)	-	(3,377)
Transfer RSU awards on vesting	-	-	-	-	1,234	(1,234)	-	-	-	-
Share-based compensation	-	-	-	-	6,677	-	-	6,677	-	6,677
Dividends paid	-		-	-	-	(13,711)	-	(13,711)	-	(13,711)
Net contributions	-	-	-	-	-	-	-	-	106,335	106,335
At end of period	219,049,877	(92,659)	598,813	(742)	31,209	1,293,729	19,016	1,942,025	794,041	2,736,066

	Six months ended June 30, 2022
	(as restated)
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	-	598,813	-	26,366	1,067,773	2,920	1,695,872	412,145	2,108,017
Net income	-	-	-	-	-	6,928	-	6,928	47,936	54,864
Foreign currency translation adjustment	-	-	-	-	-	-	35,612	35,612	-	35,612
Acquisition of ordinary shares held in treasury	-	(468,000)	-	(3,749)	-	-	-	(3,749)	-	(3,749)
Ordinary shares purchased by the Burford Capital Employee Benefit Trust	-	-	-	-	(1,395)	-	-	(1,395)	-	(1,395)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(1,276)	-	(1,276)	-	(1,276)
Transfer RSU awards on vesting	-	-	-	-	(4,512)	4,512	-	-	-	-
Share-based compensation	-	-	-	-	4,869	-	-	4,869	-	4,869
Dividends paid	-	-	-	-	-	(13,671)	-	(13,671)	-	(13,671)
Net contributions	-	-	-	-	-	-	-	-	67,510	67,510
At end of period	219,049,877	(468,000)	598,813	(3,749)	25,328	1,064,266	38,532	1,723,190	527,591	2,250,781

See accompanying notes to the condensed consolidated financial statements.

13    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended, on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM, a market operated by the London Stock Exchange, in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”).

2. Summary of significant accounting policies

Restatement

The Company has restated in this Quarterly Report its previously issued unaudited condensed consolidated financial statements for the six months ended June 30, 2022. The Company has also restated impacted amounts within the accompanying notes to the condensed consolidated financial statements, as applicable.

Restatement background

Following comments from and engagement with the staff of the SEC, the Company has, in consultation with its independent auditor Ernst & Young LLP, revised its approach to fair value accounting for its capital provision assets in consideration of ASC 820—Fair Value Measurement (“ASC 820”). As a result of this work, the Company has moved to a revised approach to determine the fair value of its capital provision assets that it believes is in compliance with ASC 820. While this revised approach retains objective events in the underlying litigation as the principal determinant of fair value changes, it uses a discounted cash flow model that incorporates interest rates, litigation duration and other traditional valuation factors to determine the fair value of the Company’s capital provision assets.

In addition to applying this revised valuation approach to the Company’s consolidated financial statements for the year ended December 31, 2022, management and the Audit Committee concluded on May 2, 2023 that the Company’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and the Company’s condensed consolidated financial statements for the six months ended June 30, 2022 should be restated to correct a material understatement of capital provision assets and capital provision income given the application of the revised valuation approach. However, because the Company has not previously issued quarterly financial statements, the unaudited condensed consolidated financial statements for the three months ended June 30, 2022 contained in this Quarterly Report have not historically been presented and therefore are not a restatement of previously issued unaudited condensed consolidated financial statements.

The following tables summarize the impact of the restatement on the condensed consolidated statement of operations, condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows, in each case, for the six months ended June 30, 2022.

Burford Capital Quarterly Report June 2023    14

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Condensed consolidated statement of operations

	Six months ended June 30, 2022
($ in thousands, except share data)	Previously reported	Restated
Capital provision income	110,278	175,745
Plus: Third-party interests in capital provision assets	1,005	218
Total revenues	105,912	170,592
Operating expenses - Legacy asset recovery incentive compensation including accruals	1,690	2,250
Operating expenses - Long-term incentive compensation including accruals	4,672	6,751
Total operating expenses	54,188	56,827
Operating income	51,724	113,765
Foreign currency transactions losses	3,024	3,058
Total other expenses	40,501	40,535
Income before income taxes	11,223	73,230
(Provision for) income taxes	(7,725)	(18,366)
Net income	3,498	54,864
Net income attributable to non-controlling interests	24,999	47,936
Net (loss)/income attributable to Burford Capital Limited shareholders	(21,501)	6,928

Net (loss)/income attributable to Burford Capital Limited shareholders per ordinary share
Basic	(0.10)	0.03
Diluted	(0.10)	0.03

Weighted average ordinary shares outstanding
Basic	218,935,492	218,935,492
Diluted	218,935,492	221,374,295

Condensed consolidated statement of comprehensive income

	Six months ended June 30, 2022
($ in thousands, except share data)	Previously reported	Restated
Foreign currency translation adjustment	35,343	35,612
Comprehensive income	38,841	90,476
Comprehensive income attributable to Burford Capital Limited shareholders	13,842	42,540

Condensed consolidated statement of financial position

	June 30, 2022
($ in thousands, except share data)	Previously reported	Restated
Capital provision assets	3,114,970	3,397,504
Total assets	3,845,340	4,127,874
Other liabilities	115,035	125,144
Financial liabilities relating to third-party interests in capital provision assets	397,581	424,507
Deferred tax liability	30,453	56,990
Total liabilities	1,813,521	1,877,093
Accumulated other comprehensive income	39,451	38,532
Retained earnings	890,567	1,064,266
Total Burford Capital Limited equity	1,550,410	1,723,190
Non-controlling interests	481,409	527,591
Total shareholders' equity	2,031,819	2,250,781
Total liabilities and shareholders' equity	3,845,340	4,127,874

15    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Condensed consolidated statement of cash flows

	Six months ended June 30, 2022
($ in thousands, except share data)	Previously reported	Restated
Cash flows from operating activities:
Net income	3,498	54,864

Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Capital provision income(1)	(110,278)	(175,745)
Deferred tax (benefit)/expense	(8,109)	2,532
Other(1)	11,423	11,423
Changes in operating assets and liabilities:
Increase in other liabilities	10,681	13,353
Net (increase) on financial liability to third-party investment	(1,014)	(226)
Net cash used in operating activities	(140,777)	(140,777)

1.	Certain line items within the cash flows from operating activities section in the condensed consolidated statement of cash flows previously reported in the Group’s unaudited condensed consolidated financial statements for the six months ended June 30, 2022 have been re-grouped and aggregated differently into the account lines as shown in the table above. Changes to the individual line items are not material and the subtotal of net cash used in operating activities remains unchanged.

Basis of presentation

The Group’s unaudited condensed consolidated interim financial statements at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. Certain disclosures included in the Group’s consolidated financial statements at and for the year ended December 31, 2022 contained in the 2022 Annual Report have been condensed in, or omitted from, the Group’s unaudited condensed consolidated interim financial statements at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 contained in this Quarterly Report. The Group’s unaudited condensed consolidated interim financial statements at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 should be read in conjunction with the Group’s audited consolidated financial statements and the accompanying notes thereto contained in the 2022 Annual Report. The results at and for the three and six months ended June 30, 2023 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Group’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets, which requires the use of Level 3 valuation inputs, and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities that are not considered VIEs but that the Company controls through a majority voting interest.

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is

Burford Capital Quarterly Report June 2023    16

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of the Group’s involvement with the entity result in a change to the VIE designation or a change to the Group’s consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”), Burford Advantage Master Fund LP (the “Advantage Fund”) and Colorado Investments Limited (“Colorado”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, require the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or loss relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income or loss in the condensed consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within financial liabilities relating to third-party interests in capital provision assets for the portion of Colorado’s equity held by third parties. The third-party share of income or loss is included in third-party interests in capital provision assets in the condensed consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated in consolidation.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to the third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interest in the entity is accounted for as a collateralized borrowing rather than a non-controlling interest in shareholders’ equity. Amounts included in the condensed consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the condensed consolidated statements of operations represent the third-party share of any gain or loss during the reporting period. Gains in the underlying capital provision asset result in increased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and negative adjustments in the condensed consolidated statement of operations, presented as (Less): Third-party interests in capital provision assets. Conversely, losses in the underlying capital provision asset result in decreased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and positive adjustments in the condensed consolidated statement of operations, presented as Plus: Third-party interests in capital provision assets.

During the six months ended June 30, 2023, the Group has renamed the line item in the condensed consolidated statements of operations from “Gain/(loss) relating to third-party interests in capital provision assets” to “Plus/(Less): Third-party interests in capital provision assets” and has changed the order to include this line item directly beneath the line item “Capital provision income”.

17    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value.

The Group has elected the fair value option for the Group’s equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

Financial instruments are recorded at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation are discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities and investment funds. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Burford Capital Quarterly Report June 2023    18

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their respective advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions that underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on the Group’s estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated funding commitments, damages or settlement estimates and the Group’s contractual entitlement. Cash flow forecasts incorporate management’s assumptions related to creditworthiness of the counterparty and collectability. In cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars.

Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. The risk-adjustment factor as adjusted for any objective events in the underlying litigation process is referred to as the adjusted risk premium. For example, assume the risk premium at inception is calculated to be 65%, which is held constant until there is a milestone event. If we assume there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, if there were instead a negative event with a (50)% factor one year later, the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

19    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Each reporting period, the updated risk-adjusted cash flow forecast is discounted at the then current discount rate to measure fair value. See note 10 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

Recently issued or adopted accounting pronouncements

There have been no recently issued or adopted accounting pronouncements that had or are expected to have a material impact on the condensed consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the six months ended June 30, 2023 and 2022.

	Six months ended June 30, 2023
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	268,363	39,644	308,007
Increase in payable for capital provision assets	3,597	-	3,597
Funding of capital provision assets	(331,525)	(112,794)	(444,319)

	Six months ended June 30, 2022
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	84,979	23,562	108,541
Increase in payable for capital provision assets	412	-	412
Funding of capital provision assets	(183,566)	(20,176)	(203,742)

Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the six months ended June 30, 2023, activity in the capital provision-indirect assets related primarily to those assets held through the Advantage Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ending December 31, 2023.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were 79% and 463% for the three months ended June 30, 2023 and 2022, respectively, and 5% and 25% for the six months ended June 30, 2023 and 2022, respectively. The variability in the effective tax rate from period to period reflects the differing realization of income and losses, and the differing tax rates at which such income and losses are taxed, in Guernsey and other jurisdictions. Another significant factor in the determination of the effective tax rate is the change in the valuation allowance for the deferred tax asset arising from currently nondeductible interest expense.

Burford Capital Quarterly Report June 2023    20

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The table below sets forth the gross deferred tax assets and liabilities, valuation allowance and net deferred tax liabilities at June 30, 2023 and December 31, 2022.

($ in thousands)	June 30, 2023	December 31, 2022
Gross deferred tax assets	44,007	39,964
Gross deferred tax liabilities	(86,739)	(67,989)
Valuation allowance	(16,189)	(16,864)
Net deferred tax liabilities	(58,921)	(44,889)

The valuation allowance primarily relates to foreign net operating loss carryforwards, interest expense and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under tax law and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

5. Segment reporting

There are two reportable segments, which reflects how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The tables below set forth certain information with respect to the Group’s reportable segments for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	35,392	-	-	35,392	275	35,667
Plus: Third-party interests in capital provision assets	-	-	-	-	4,813	4,813
Asset management income	-	5,684	-	5,684	(3,790)	1,894
Insurance income	-	626	-	626	-	626
Services income	-	9	-	9	-	9
Marketable securities income and bank interest	-	-	1,526	1,526	16	1,542
Total revenues(2)	35,392	6,319	1,526	43,237	1,314	44,551

Operating expenses	30,761	7,136	5,670	43,567	65	43,632

Other expenses
Finance costs	19,603	472	1,049	21,124	-	21,124
Foreign currency transactions gains	-	-	(8,883)	(8,883)	(15)	(8,898)
Total other expenses	19,603	472	(7,834)	12,241	(15)	12,226

Income/(loss) before income taxes	(14,972)	(1,289)	3,690	(12,571)	1,264	(11,307)
*Includes the following revenue from contracts with customers for services transferred over time	-	6,319	-	6,319	(3,790)	2,529

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.
2.	Total revenues from asset management and other services segment principally relate to contractual arrangements to provide services over multi-year periods and are classified as contracts with customers for services transferred over time.

21    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Three months ended June 30, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	(4,810)	-	-	(4,810)	39,816	35,006
Plus: Third-party interests in capital provision assets	-	-	-	-	16,857	16,857
Asset management income	-	25,829	-	25,829	(23,435)	2,394
Insurance income/(loss)	-	(1,631)	-	(1,631)	-	(1,631)
Services (loss)/income	-	114	-	114	-	114
Marketable securities (loss) and bank interest	-	-	(4,124)	(4,124)	(1,126)	(5,250)
Total revenues(2)	(4,810)	24,312	(4,124)	15,378	32,112	47,490

Operating expenses	8,721	4,964	12,353	26,038	502	26,540

Other expenses
Finance costs	18,748	460	1,512	20,720	-	20,720
Loss on debt extinguishment	828	21	67	916	-	916
Foreign currency transactions gains	-	-	2,114	2,114	430	2,544
Total other expenses	19,576	481	3,693	23,750	430	24,180

Income/(loss) before income taxes	(33,107)	18,867	(20,170)	(34,410)	31,180	(3,230)
*Includes the following revenue from contracts with customers for services transferred over time	-	24,312	-	24,312	(23,435)	877

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.
2.	Total revenues from asset management and other services segment principally relate to contractual arrangements to provide services over multi-year periods and are classified as contracts with customers for services transferred over time.

	Six months ended June 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	351,407	-	-	351,407	160,193	511,600
Less: Third-party interests in capital provision assets	-	-	-	-	(95,532)	(95,532)
Asset management income	-	25,041	-	25,041	(21,150)	3,891
Insurance income	-	850	-	850	-	850
Services income	-	32	-	32	-	32
Marketable securities income and bank interest	-	-	4,584	4,584	31	4,615
Total revenues(2)	351,407	25,923	4,584	381,914	43,542	425,456

Operating expenses	73,221	13,571	10,784	97,576	355	97,931

Other expenses
Finance costs	38,796	893	1,988	41,677	-	41,677
Foreign currency transactions gains	-	-	(11,305)	(11,305)	(33)	(11,338)
Total other expenses	38,796	893	(9,317)	30,372	(33)	30,339

Income/(loss) before income taxes	239,390	11,459	3,117	253,966	43,220	297,186
*Includes the following revenue from contracts with customers for services transferred over time	-	25,923	-	25,923	(21,150)	4,773

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.
2.	Total revenues from asset management and other services segment principally relate to contractual arrangements to provide services over multi-year periods and are classified as contracts with customers for services transferred over time.

Burford Capital Quarterly Report June 2023    22

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Six months ended June 30, 2022
	(as restated)
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	95,777	-	-	95,777	79,968	175,745
Plus: Third-party interests in capital provision assets	-	-	-	-	218	218
Asset management income	-	36,763	-	36,763	(31,255)	5,508
Insurance (loss)	-	(2,297)	-	(2,297)	-	(2,297)
Services income	-	389	-	389	-	389
Marketable securities (loss)/income and bank interest	-	-	(8,977)	(8,977)	6	(8,971)
Total revenues(2)	95,777	34,855	(8,977)	121,655	48,937	170,592

Operating expenses	29,513	10,482	15,834	55,829	998	56,827

Other expenses
Finance costs	33,033	838	2,690	36,561	-	36,561
Loss on debt extinguishment	828	21	67	916	-	916
Foreign currency transactions gains	-	-	3,055	3,055	3	3,058
Total other expenses	33,861	859	5,812	40,532	3	40,535

Income/(loss) before income taxes	32,403	23,514	(30,623)	25,294	47,936	73,230
*Includes the following revenue from contracts with customers for services transferred over time	-	34,855	-	34,855	(31,255)	3,600

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.
2.	Total revenues from asset management and other services segment principally relate to contractual arrangements to provide services over multi-year periods and are classified as contracts with customers for services transferred over time.

The table below sets forth the Group’s total assets by reportable segment at June 30, 2023 and December 31, 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at June 30, 2023	3,593,306	102,778	166,418	3,862,502	1,315,210	5,177,712
Total assets at December 31, 2022	2,970,841	97,863	149,722	3,218,426	1,069,933	4,288,359

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets with respect to which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a private fund as a limited partner contribution. At June 30, 2023, the Group’s increase in deployments in capital provision-indirect assets was solely through the Advantage Fund.

23    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
At beginning of period	4,202,864	3,335,125	3,735,556	3,117,263
Deployments	325,634	97,874	444,319	203,742
Realizations	(157,584)	(61,883)	(285,896)	(88,446)
Income for the period	35,502	38,346	507,757	179,465
Foreign exchange gains/(losses)	1,472	(11,958)	6,152	(14,520)
At end of period	4,407,888	3,397,504	4,407,888	3,397,504

Capital provision-direct assets	4,207,443	3,374,761	4,207,443	3,374,761
Capital provision-indirect assets	200,445	22,743	200,445	22,743
Total capital provision assets	4,407,888	3,397,504	4,407,888	3,397,504

Unrealized fair value at end of period	2,064,999	1,667,909	2,064,999	1,667,909

The table below sets forth the components of the capital provision income for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
Realized gains relative to cost	64,323	21,737	133,765	34,040
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	(28,821)	16,609	373,992	145,425
Income on capital provision assets	35,502	38,346	507,757	179,465
Interest and other income	-	1,747	-	1,888
Foreign exchange gains/(losses)	166	(5,087)	3,844	(5,608)
Net loss on due from settlement of capital provision assets	(1)	-	(1)	-
Total capital provision income as reported on the condensed consolidated statements of operations	35,667	35,006	511,600	175,745

Exchange differences arising from capital provision assets denominated in a currency other than the functional currency of the entity in which it is held are recognized in capital provision income in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income in the condensed consolidated statements of comprehensive income. The currency of the primary economic environment in which the Group’s entity operates is referred to as the “functional currency” of the Group’s entity.

On a consolidated basis, the capital provision-indirect assets represent equity securities and related claims in the Strategic Value Fund and legal finance assets in the Advantage Fund.

7. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of settlement balances are received shortly after the respective period ends in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

Burford Capital Quarterly Report June 2023    24

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
At beginning of period	100,494	43,756	116,582	86,311
Transfer of realizations from capital provision assets	157,584	61,883	285,896	88,446
Realized loss(1)	(11,330)	-	(11,330)	-
Previously recognized unrealized loss transferred to realized loss	11,329	-	11,329	-
Interest and other income	-	1,747	-	1,888
Proceeds from capital provision assets	(163,522)	(39,172)	(308,007)	(108,541)
Foreign exchange gains/(losses)	(164)	(293)	(79)	(183)
At end of period	94,391	67,921	94,391	67,921

Current assets	90,641	64,171	90,641	64,171
Non-current assets	3,750	3,750	3,750	3,750
Total due from settlement of capital provision assets	94,391	67,921	94,391	67,921

1.	The $11.3 million realized loss represents the realization of a previously recorded $11.3 million unrealized loss as described in the 2022 Annual Report. The net impact for the three and six months ended June 30, 2023 is $1,000 reported as net loss on due from settlement of capital provision assets in note 6 (Capital provision assets).

8. Asset management income

The Group receives regular management fees from its private funds, calculated as a percentage of capital committed to assets by the private fund or as a percentage of the outstanding capital deployed to assets by the private fund, depending on the private fund. In addition, the Group receives performance fees from its private funds. The Group’s private funds (other than BOF-C, the Strategic Value Fund and the Advantage Fund) use a so-called “European” structure for the payment of performance fees, whereby the manager is not paid any performance fees until private fund investors have had their entire capital investment repaid. This contrasts with a so-called “American” structure for the payment of performance fees, whereby the performance fees are paid on profitable resolutions as they occur. The impact of the “European” structure is to delay the receipt of the performance fees. As a result, while many of the private funds’ assets have already successfully and profitably concluded, few of the related performance fees have been paid to the Group. Performance fees are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The table below sets forth the components of the asset management income for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
Management fee income	1,894	1,524	3,891	3,713
Performance fee income	-	870	-	1,795
Total asset management income	1,894	2,394	3,891	5,508

25    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

9. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at June 30, 2023 and December 31, 2022. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2714 and $1.2039 at June 30, 2023 and December 31, 2022, respectively.

	USD	Outstanding at		Carrying value (at amortized cost) at		Fair value(1) at
	equivalent	June 30,	June 30,
	face value	2023 (in local	2023	June 30,	December 31,	June 30,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2023	2022	2023	2022
Burford Capital PLC
6.125% Bonds due 2024(2)	$ 144,020	£100,000	$ 127,140	$ 126,837	$ 119,993	$ 124,597	$ 116,381
5.000% Bonds due 2026	$ 225,803	£175,000	$ 222,495	$ 221,378	$ 209,466	$ 203,461	$ 186,186

Burford Capital Finance LLC
6.125% Bonds due 2025	$ 180,000	$ 180,000	$ 180,000	$ 179,256	$ 179,080	$ 172,849	$ 164,594

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 394,051	$ 393,430	$ 367,200	$ 358,608
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 350,966	$ 350,301	$ 324,220	$ 321,314
9.250% Senior Notes due 2031	$ 400,000	$ 400,000	$ 400,000	$ 386,017	$ -	$ 397,288	$ -
Total debt			$ 1,689,635	$ 1,658,505	$ 1,252,270	$ 1,589,615	$ 1,147,083
1.	The Group’s outstanding indebtedness is held at amortized cost in the condensed consolidated financial statements and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 2 within the fair value hierarchy.
2.	At the date of this Quarterly Report, the 6.125% bonds due 2024 have been redeemed in full. See note 16 (Subsequent events).

The table below sets forth unamortized issuance costs of the outstanding indebtedness at June 30, 2023 and December 31, 2022.

($ in thousands)	June 30, 2023	December 31, 2022
6.125% Bonds due 2024	303	397
6.125% Bonds due 2025	744	920
5.000% Bonds due 2026	1,117	1,216
6.250% Senior Notes due 2028	5,949	6,570
6.875% Senior Notes due 2030	6,717	7,212
9.250% Senior Notes due 2031	8,446	-

The table below sets forth the components of total finance costs of the outstanding indebtedness for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
Debt interest expense	20,256	19,788	39,946	35,010
Debt issuance costs incurred as finance costs	868	932	1,731	1,551
Total finance costs	21,124	20,720	41,677	36,561

Description of debt securities

All of the Group’s outstanding debt securities have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At June 30, 2023, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

The Company is required to provide certain information pursuant to the indentures governing the 6.250% Senior Notes due 2028 (the “2028 Notes”), the 6.875% Senior Notes due 2030 (the “2030 Notes”) and the 9.250% Senior Notes due 2031 (the “2031 Notes”). The tables below set forth the total assets and third-party indebtedness at June 30, 2023 and December 31, 2022 and total revenues for the three and six months ended June 30, 2023 and 2022, in each case, of (i) the Company and its Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030

Burford Capital Quarterly Report June 2023    26

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Notes and the 2031 Notes, as applicable) and (ii) the Company’s Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

($ in thousands)	June 30, 2023	December 31, 2022
Company and its Restricted Subsidiaries
Total assets	4,386,309	3,643,013
Third-party indebtedness	1,689,635	1,271,073

Unrestricted Subsidiaries
Total assets	791,403	645,346
Third-party indebtedness	-	-

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
Company and its Restricted Subsidiaries
Total revenues	42,469	15,713	381,423	121,855

Unrestricted Subsidiaries
Total revenues	2,082	31,777	44,033	48,737

Issuance of 2031 Notes

On June 26, 2023, Burford Capital Global Finance LLC issued $400 million aggregate principal amount of 9.250% Senior Notes due 2031. The 2031 Notes bear interest at a rate of 9.250% per annum, payable semi-annually in arrears on July 1 and January 1 of each year.

The 2031 Notes were issued under an indenture by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee. The 2031 Notes (i) are senior unsecured obligations of Burford Capital Global Finance LLC, (ii) rank equal in right of payment with all existing and future unsecured indebtedness of Burford Capital Global Finance LLC that is not expressly subordinated in right of payment to the 2031 Notes and are senior in right of payment to all existing and future indebtedness of Burford Capital Global Finance LLC expressly subordinated in right of payment to the 2031 Notes and (iii) are fully and unconditionally guaranteed on a senior and unsecured basis by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital PLC. Each restricted subsidiary of Burford Capital Limited (other than Burford Capital Global Finance LLC) that (i) incurs or guarantees any indebtedness under the notes that were outstanding at the issue date of the 2031 Notes or (ii) incurs or guarantees other indebtedness for borrowed money of Burford Capital Global Finance LLC or any guarantor of the 2031 Notes in an aggregate principal amount in excess of $7.5 million, is required to guarantee the 2031 Notes.

Burford Capital Global Finance LLC may redeem all or part of the 2031 Notes on or after July 1, 2026 at the redemption prices set forth in the indenture governing the 2031 Notes, plus accrued and unpaid interest. Burford Capital Global Finance LLC may redeem all or part of the 2031 Notes at any time before July 1, 2026 at a redemption price equal to 100% of the aggregate principal amount of the 2031 Notes redeemed, plus a make-whole premium and accrued and unpaid interest. In addition, prior to July 1, 2026, Burford Capital Global Finance LLC may redeem at its option up to 40% of the aggregate principal amount of the 2031 Notes originally issued (calculated after giving effect to any issuance of additional 2031 Notes) with the proceeds of certain equity offerings at the redemption price set forth in the indenture governing the 2031 Notes, provided that at least 50% of the aggregate principal amount of the 2031 Notes originally issued (calculated after giving effect to any issuance of additional 2031 Notes) remains outstanding. Furthermore, Burford Capital Global Finance LLC will be required to make an offer to repurchase all the outstanding 2031 Notes upon the occurrence of certain events constituting a Change of Control Triggering Event (as defined in the indenture governing the 2031 Notes) at a price equal to 101% of the principal amount of the 2031 Notes repurchased, plus accrued and unpaid interest. If Burford Capital Global Finance LLC sells certain assets and the net cash proceeds are not applied as permitted under the indenture governing the 2031 Notes, Burford Capital Global Finance LLC may be required to use such proceeds to offer to purchase some of the 2031 Notes at 100% of the principal amount of the 2031 Notes repurchased, plus accrued and unpaid interest.

The indenture governing the 2031 Notes contains certain customary covenants, including restrictions on the ability of Burford Capital Limited and its restricted subsidiaries to (i) incur or guarantee additional indebtedness, (ii) pay cash dividends or make other cash distributions in respect of, or repurchase or redeem, capital stock or make other

27    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

restricted payments (including restricted investments), (iii) create or incur certain liens, (iv) merge or consolidate with another company or sell all or substantially all of their assets and (v) enter into transactions with affiliates. The 2031 Notes are governed by the laws of the State of New York.

10. Fair value of assets and liabilities

The tables below set forth the fair value of financial instruments grouped by the fair value level at June 30, 2023 and December 31, 2022.

	June 30, 2023
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	836,494	836,494
Portfolio	-	-	2,448,797	2,448,797
Portfolio with equity risk	-	-	122,227	122,227
Legal risk management	-	-	3,695	3,695
Non-derivative financial assets
Joint ventures and equity method investments	-	-	164,850	164,850
Single case with equity risk	9,922	-	-	9,922
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Core legal finance (BOF-C)	11,204	-	610,254	621,458
Lower risk legal finance (Advantage Fund)	-	-	187,788	187,788
Due from settlement of capital provision assets	-	-	94,391	94,391
Marketable securities
Asset-backed securities	-	21,805	-	21,805
Corporate bonds	-	57,305	-	57,305
Mutual funds	6,759	-	-	6,759
US treasuries and commercial paper	11,063	-	-	11,063
Foreign government bonds	-	10,248	-	10,248
Total assets	38,948	89,358	4,481,153	4,609,459

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	520,735	520,735
Total liabilities	-	-	520,735	520,735
Net total	38,948	89,358	3,960,418	4,088,724

Burford Capital Quarterly Report June 2023    28

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	December 31, 2022
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	792,745	792,745
Portfolio	-	-	2,022,406	2,022,406
Portfolio with equity risk	-	-	99,406	99,406
Legal risk management	-	-	3,201	3,201
Non-derivative financial assets
Joint ventures and equity method investments	-	-	159,225	159,225
Single case with equity risk	8,745	-	-	8,745
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Core legal finance (BOF-C)	10,000	-	526,575	536,575
Lower risk legal finance (Advantage Fund)	-	-	100,596	100,596
Due from settlement of capital provision assets	-	-	116,582	116,582
Marketable securities
Asset-backed securities	-	32,933	-	32,933
Corporate bonds	-	79,899	-	79,899
Mutual funds	6,033	-	-	6,033
US treasuries and commercial paper	14,806	-	-	14,806
Foreign government bonds	-	2,687	-	2,687
Total assets	39,584	115,519	3,833,393	3,988,496

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	425,205	425,205
Total liabilities	-	-	425,205	425,205
Net total	39,584	115,519	3,408,188	3,563,291

The Group has elected the fair value option for certain equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets in order to provide a consistent fair value measurement approach for all capital provision related activity. Realized gains and losses, unrealized gains and losses and interest and dividend income on these assets are recognized as income and presented in the condensed consolidated statements of operations when they are earned.

The key risk and sensitivity across all the capital provision assets relate to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the three and six months ended June 30, 2023 and 2022.

29    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Three months ended June 30, 2023
					Foreign	At
	At beginning			Income for	exchange	end of
($ in thousands)	of period	Deployments	Realizations	the period	gains/(losses)	period
Single case	852,997	21,612	(81,261)	43,426	(280)	836,494
Portfolio	2,359,839	157,309	(37,711)	(30,544)	(96)	2,448,797
Portfolio with equity risk	112,890	90	-	9,247	-	122,227
Legal risk management	3,338	-	-	358	(1)	3,695
Joint ventures and equity method investments	164,377	2,547	(11,317)	7,985	1,258	164,850
Complex strategies (Strategic Value Fund)	12,657	-	-	-	-	12,657
Core legal finance (BOF-C)	545,743	65,282	(231)	(540)	-	610,254
Lower risk legal finance (Advantage Fund)	130,417	78,794	(27,064)	5,641	-	187,788
Other	-	-	-	-	-	-
Total capital provision assets	4,182,258	325,634	(157,584)	35,573	881	4,386,762
Due from settlement of capital provision assets	100,494	157,584	(163,522)	(1)	(164)	94,391
Total Level 3 assets	4,282,752	483,218	(321,106)	35,572	717	4,481,153

Financial liabilities relating to third-party interests in capital provision assets	525,550	197	(199)	(4,813)	-	520,735
Total Level 3 liabilities	525,550	197	(199)	(4,813)	-	520,735

	Three months ended June 30, 2022
					Foreign	At
	At beginning			Income for	exchange	end of
($ in thousands)	of period	Deployments	Realizations	the period	gains/(losses)	period
Single case	690,801	36,324	(1,214)	(19,538)	(4,988)	701,385
Portfolio	1,850,864	24,922	(43,962)	5,907	(2,471)	1,835,260
Portfolio with equity risk	211,652	91	-	(3,028)	-	208,715
Legal risk management	2,864	130	-	175	(153)	3,016
Joint ventures and equity method investments	159,740	1,146	(4,877)	1,152	(3,769)	153,392
Complex strategies (Strategic Value Fund)	12,657	184	(184)	-	-	12,657
Core legal finance (BOF-C)	377,915	15,823	(2,633)	58,067	23	449,195
Lower risk legal finance (Advantage Fund)	11,434	5,653	(6,930)	(71)	-	10,086
Other	2,100	-	(2,083)	(17)	-	-
Total capital provision assets	3,320,027	84,273	(61,883)	42,647	(11,358)	3,373,706
Due from settlement of capital provision assets	43,756	61,883	(39,172)	1,747	(293)	67,921
Total Level 3 assets	3,363,783	146,156	(101,055)	44,394	(11,651)	3,441,627

Financial liabilities relating to third-party interests in capital provision assets	441,367	-	(3)	(16,857)	-	424,507
Total Level 3 liabilities	441,367	-	(3)	(16,857)	-	424,507

	Six months ended June 30, 2023
					Foreign	At
	At beginning			Income for	exchange	end of
($ in thousands)	of period	Deployments	Realizations	the period	gains/(losses)	period
Single case	792,745	58,510	(130,402)	114,079	1,562	836,494
Portfolio	2,022,406	185,933	(58,119)	296,467	2,110	2,448,797
Portfolio with equity risk	99,406	179	-	22,642	-	122,227
Legal risk management	3,201	-	-	436	58	3,695
Joint ventures and equity method investments	159,225	4,293	(11,767)	11,330	1,769	164,850
Complex strategies (Strategic Value Fund)	12,657	-	-	-	-	12,657
Core legal finance (BOF-C)	526,575	82,610	(45,964)	47,033	-	610,254
Lower risk legal finance (Advantage Fund)	100,596	112,794	(39,644)	14,042	-	187,788
Other	-	-	-	-	-	-
Total capital provision assets	3,716,811	444,319	(285,896)	506,029	5,499	4,386,762
Due from settlement of capital provision assets	116,582	285,896	(308,007)	(1)	(79)	94,391
Total Level 3 assets	3,833,393	730,215	(593,903)	506,028	5,420	4,481,153

Financial liabilities relating to third-party interests in capital provision assets	425,205	197	(199)	95,532	-	520,735
Total Level 3 liabilities	425,205	197	(199)	95,532	-	520,735

Burford Capital Quarterly Report June 2023    30

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Six months ended June 30, 2022
	(as restated)
				Income/	Foreign	At
	At beginning			(loss) for	exchange	end of
($ in thousands)	of period	Deployments	Realizations	the period	gains/(losses)	period
Single case	655,674	55,935	(17,545)	13,150	(5,829)	701,385
Portfolio	1,752,137	49,367	(47,495)	84,421	(3,170)	1,835,260
Portfolio with equity risk	200,484	184	-	8,047	-	208,715
Legal risk management	2,567	130	-	539	(220)	3,016
Joint ventures and equity method investments	162,103	2,665	(5,388)	(1,115)	(4,873)	153,392
Complex strategies (Strategic Value Fund)	12,855	184	(1,847)	1,465	-	12,657
Core legal finance (BOF-C)	329,360	46,887	(3,469)	76,418	(1)	449,195
Lower risk legal finance (Advantage Fund)	-	20,400	(10,619)	305	-	10,086
Other	2,083	-	(2,083)	-	-	-
Total capital provision assets	3,117,263	175,752	(88,446)	183,230	(14,093)	3,373,706
Due from settlement of capital provision assets	86,311	88,446	(108,541)	1,888	(183)	67,921
Total Level 3 assets	3,203,574	264,198	(196,987)	185,118	(14,276)	3,441,627

Financial liabilities relating to third-party interests in capital provision assets	424,733	30	(38)	(218)	-	424,507
Total Level 3 liabilities	424,733	30	(38)	(218)	-	424,507

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into Level 3 during the three and six months ended June 30, 2023 and 2022.

Sensitivity of Level 3 valuations

The Group updated its valuation policy for capital provision assets in connection with the 2022 Annual Report and has applied its revised valuation approach to its condensed consolidated financial statements included in this Quarterly Report, including for the three and six months ended June 30, 2022. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s revised valuation approach.

The Group’s valuation policy for capital provision assets provides for ranges of percentages to be applied against the risk-adjustment factor to more than 70 discrete objective litigation events across five principal different types of litigation in order to calculate the adjusted risk premium. The range for each event is ten percentage points. We typically mark assets at the middle of that range unless there are specific factors that cause the valuation committee to select a different point in the range and, on an exceptional basis, the valuation committee may also select a point outside the range. To decide which percentage to apply to a given asset, the valuation committee considers the kind and degree of legal, procedural or other investment-specific circumstances that may be present.

The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

31    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

($ in thousands)	June 30, 2023
Type:	Single, Portfolio, Joint ventures and equity method, Legal risk management, Litigation finance (BOF-C)(1), Financial liabilities related to third party interests in capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Discount rate				6.1%	8.5%	7.8%
Duration(2) (years)				0.3	7.8	3.1
Adjusted risk premium				0.0%	100.0%	33.1%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 77,645	$ 46,942	$ 124,587	5%	40%	22%
Trial court judgment or tribunal award	$ 132,362	$ 125,172	$ 257,534	4%	60%	54%
Appeal judgment	$ 59,604	$ 46,822	$ 106,426	71%	80%	72%
Exhaustion of as-of-right appeals	$ 32,749	$ 54,929	$ 87,678	80%	80%	80%
Asset Freeze	$ 16,621	$ 9,183	$ 25,804	20%	20%	20%
Settlement	$ 53,624	$ 46,380	$ 100,004	40%	80%	76%
Portfolios with multiple factors	$ 443,965	$ 306,692	$ 750,657	1%	100%	20%
Other	$ 330	($ 173)	$ 157	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 46,780	($ 31,672)	$ 15,108	(10)%	(60)%	(38)%
Trial court judgment or tribunal award	$ 52,329	($ 29,682)	$ 22,647	(10)%	(60)%	(58)%
Appeal judgment	$ 7,989	($ 7,989)	$ -	(100)%	(100)%	(100)%
Portfolios with multiple factors	$ 43,306	($ 12,277)	$ 31,029	(60)%	(100)%	(90)%
No case milestone:	$ 954,171	$ 38,731	$ 992,902
YPF-related assets:	$ 56,977	$ 950,687	$ 1,007,664
	$ 1,978,452	$ 1,543,745	$ 3,522,197

Type:	Litigation finance (Advantage)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Discount rate	$ 179,840	$ 7,948	$ 187,788	7.7%	7.9%	7.9%
Duration(2) (years)				1.5	3.3	2.4

Type:	Portfolio with equity risk, Litigation finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Discount rate	$ 123,069	$ 20,316	$ 143,385	15.5%	15.5%	15.5%
Resolution timing (years)				1.3	5.3	2.2
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Collection risk	$ 94,391	$ -	$ 94,391	0%	100%	0%

Type:	Complex strategies
Principal value technique:	Other
Unobservable input:	Cost	Unrealized	Fair Value
Other	$ 11,156	$ 1,501	$ 12,657

Level 3 assets and liabilities, net	$ 2,386,908	$ 1,573,510	$ 3,960,418

1.	Includes the proportional investment in these assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. Refer to the valuation methodology for Level 3 assets in note 2 (Summary of significant accounting policies) for additional information.

Burford Capital Quarterly Report June 2023    32

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

($ in thousands)	December 31, 2022
Type:	Single, Portfolio, Joint ventures and equity method, Legal risk management, Litigation finance (BOF-C)(1), Financial liabilities related to third party interests in capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Discount rate				5.8%	7.9%	7.3%
Duration(2) (years)				0.2	8.2	3.4
Adjusted risk premium				0.0%	94.2%	38.1%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 58,724	$ 71,469	$ 130,193	5%	40%	20%
Trial court judgment or tribunal award	$ 116,692	$ 97,642	$ 214,334	4%	60%	53%
Appeal judgment	$ 90,045	$ 88,018	$ 178,063	60%	80%	67%
Asset Freeze	$ 16,621	$ 8,598	$ 25,219	20%	20%	20%
Settlement	$ 52,812	$ 44,384	$ 97,196	40%	80%	76%
Portfolios with multiple factors	$ 380,101	$ 240,929	$ 621,030	1%	100%	14%
Other	$ 337	($ 182)	$ 155	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 20,259	($ 14,873)	$ 5,386	(10)%	(60)%	(13)%
Trial court judgment or tribunal award	$ 13,201	($ 3,962)	$ 9,239	(55)%	(60)%	(56)%
Appeal judgment	$ 14,431	($ 13,860)	$ 571	(80)%	(80)%	(80)%
Portfolios with multiple factors	$ 2,450	($ 999)	$ 1,451	(50)%	(50)%	(50)%
No case milestone:	$ 941,340	$ 14,382	$ 955,722
YPF-related assets:	$ 54,625	$ 768,410	$ 823,035
	$ 1,761,638	$ 1,299,956	$ 3,061,594

Type:	Litigation finance (Advantage)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Discount rate	$ 100,331	$ 265	$ 100,596	7.3%	7.4%	7.4%
Duration(2) (years)				0.7	3.7	2.5

Type:	Portfolio with equity risk, Litigation finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Discount rate	$ 123,069	($ 6,310)	$ 116,759	16.5%	16.5%	16.5%
Resolution timing (years)				1.8	3.8	2.8
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair Value	Minimum	Maximum	Weighted average
Collection risk	$ 127,912	($ 11,330)	$ 116,582	0%	100%	0%

Type:	Complex strategies
Principal value technique:	Other
Unobservable input:	Cost	Unrealized	Fair Value
Other	$ 11,156	$ 1,501	$ 12,657

Level 3 assets and liabilities, net	$ 2,124,106	$ 1,284,082	$ 3,408,188

1.	Includes the proportional investment in these assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. Refer to the valuation methodology for Level 3 assets in note 2 (Summary of significant accounting policies) for additional information.

33    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the prices of the Level 3 due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by $396.0 million and $340.8 million at June 30, 2023 and December 31, 2022, respectively.

In addition, at June 30, 2023 and December 31, 2022, should interest rates have been 50 or 100 basis points lower or higher, as applicable, than the actual interest rates used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by the following amounts.

($ in thousands)	June 30, 2023	December 31, 2022
-100 bps interest rates	132,317	130,076
-50 bps interest rates	65,947	59,212
+50 bps interest rates	(62,576)	(59,527)
+100 bps interest rates	(124,803)	(116,874)

Note: The comparative data for December 31, 2022 in the table above has been amended to correct for immaterial differences.

Furthermore, at June 30, 2023 and December 31, 2022, should duration have been six or 12 months shorter or longer, as applicable, than the actual durations used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have decreased or increased, respectively, by the following amounts.

($ in thousands)	June 30, 2023	December 31, 2022
-12 months duration(1)	390,382	277,833
-6 months duration(1)	181,963	133,950
+6 months duration(1)	(165,465)	(130,086)
+12 months duration(1)	(325,804)	(250,428)
1.	Duration refers to the expected timing of a favorable outcome. Refer to the valuation methodology for level 3 assets in note 2 (Summary of significant accounting policies) for further details.

The sensitivity impact has been provided on a pre-tax basis on both income and net assets as we consider the fluctuation in our effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

11. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Burford Capital Quarterly Report June 2023    34

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Consolidated VIEs include entities relating to the Group’s private funds (e.g., BOF-C, the Strategic Value Fund and the Advantage Fund), investment vehicles for sale and resale of the participation interests (e.g., Colorado) and acquisition of interests in secured promissory notes (e.g., Forest Hills Investments LLC).

The purpose of the private funds is to provide strategy-specific investment opportunities for investors in exchange for management-based and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Forest Hills Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at June 30, 2023 and December 31, 2022, respectively.

The table below sets forth total assets and liabilities of the consolidated VIEs at June 30, 2023 and December 31, 2022.

($ in thousands)	June 30, 2023	December 31, 2022
Total assets	1,501,348	1,259,892
Total liabilities	(3,943)	(5,210)

The table below sets forth the total revenues and certain information relating to cash flows of the consolidated VIEs for the six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
Total revenues	1,903	31,952	136,332	57,160

Cash flows:
Proceeds	32,485	1,291	99,229	15,497
(Funding)	(144,076)	(31,249)	(195,404)	(93,023)

Cash balance at period end	30,430	44,471	30,430	44,471

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs. The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at June 30, 2023 and December 31, 2022.

($ in thousands)	June 30, 2023	December 31, 2022
On-balance sheet exposure	20,439	16,724
Off-balance sheet exposure - undrawn commitments	3,194	3,791
Maximum exposure to loss	23,633	20,515

35    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

12. Earnings per ordinary share

The table below sets forth the computation for basic and diluted net income attributable to Burford Capital Limited per ordinary share for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except share data)	2023	2022	2023	2022
				(as restated)
Net (loss)/income attributable to Burford Capital Limited shareholders	(21,540)	(49,352)	237,885	6,928

Net (loss)/income attributable to Burford Capital Limited shareholders per ordinary share:
Basic	(0.10)	(0.23)	1.09	0.03
Diluted	(0.10)	(0.23)	1.07	0.03

Weighted average ordinary shares outstanding:
Basic	218,957,218	218,822,365	218,789,248	218,935,492
Dilutive effect of share-based awards	-	-	3,140,966	2,438,803
Diluted	218,957,218	218,822,365	221,930,214	221,374,295

There were 3,140,966 and 13,216 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three and six months ended June 30, 2023, respectively, and 2,438,803 and 546,877 shares for the three and six months ended June 30, 2022, respectively, as their inclusion would have had an anti-dilutive effect.

13. Financial commitments and contingent liabilities

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing funding over time, whereas other financing agreements provide for immediate funding of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so and, therefore, has broad discretion as to each incremental funding of a continuing capital provision asset, while in cases of definitive commitments, the Group is contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s funded capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at June 30, 2023 and December 31, 2022, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at June 30, 2023 and December 31, 2022 (assuming the GBP/USD exchange rate of 1.2714 and 1.2039 at June 30, 2023 and December 31, 2022, respectively).

($ in thousands)	June 30, 2023	December 31, 2022
Definitive	953,978	767,786
Discretionary	903,067	822,348
Total legal finance undrawn commitments	1,857,045	1,590,134
Legal risk (definitive)	82,587	81,193
Total capital provision-direct undrawn commitments	1,939,632	1,671,327
Capital provision-indirect undrawn commitments	43,522	49,400
Total capital provision undrawn commitments	1,983,154	1,720,727

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

Burford Capital Quarterly Report June 2023    36

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

14. Related party transactions

The Group holds investments in joint ventures and associates. See note 17 (Joint ventures and associate investments) in the 2022 Annual Report for additional information with respect to the balances held with joint ventures and associates. For the three and six months ended June 30, 2023, fundings on the investments in joint ventures and associates were $2.6 million and $4.3 million, respectively. For the three and six months ended June 30, 2022, fundings on the investments in joint ventures and associates were $1.1 million and $2.6 million, respectively.

15. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures as described in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the 2022 Annual Report, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder and in the absence of an actual bankruptcy of the counterparty) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. The Group is also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating. Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investments in investment funds and US treasuries.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the condensed consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets and receivables in other assets, all of which are held at amortized cost. The maximum credit exposure for such amounts was the carrying value of $18.7 million and $17.7 million at June 30, 2023 and December 31, 2022, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost, except as set forth in note 6 (Capital provision assets) to the Group’s condensed consolidated financial statements. The Group recognized no impairment during the three and six months ended June 30, 2023 and 2022.

The Group is not exposed to concentration of credit risk from a particular region or customer.

16. Subsequent events

Redemption of 2024 Bonds

On July 12, 2023, Burford Capital PLC redeemed in full the aggregate outstanding principal amount of the 6.125% bonds due 2024 (the “2024 Bonds”) at a redemption price of 100.000% per £100 principal amount of the 2024 Bonds, plus accrued but unpaid interest on the 2024 Bonds up to (but excluding) the redemption date.

YPF

On September 8, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its Findings of Fact and Conclusions of Law (the “September 8, 2023 Ruling”) in connection with the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. The September 8, 2023 Ruling follows a prior decision on March 31, 2023 by the Court granting summary judgment on liability against the Republic of Argentina and setting for an evidentiary hearing to resolve two factual issues to enable the computation of damages being (i) the date on which the Republic of Argentina should have made a tender offer for YPF S.A.’s shares and (ii) the appropriate rate of pre-judgment interest to be applied. In summary, the Court decided the issues raised at the evidentiary hearing in

37    Burford Capital Quarterly Report June 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Petersen’s and Eton Park’s favor, holding that the appropriate date for the tender offer was April 16, 2012 and that pre-judgment interest should run from May 3, 2012 at a simple interest rate of 8%. Thus, the September 8, 2023 Ruling results in a complete win with respect to damages against Argentina at the high end of the possible range.

At the date of this Quarterly Report, the Company continues to evaluate the impact of the September 8, 2023 Ruling on the Group’s consolidated financial statements given the proximity of the September 8, 2023 Ruling to the date of issuance of this Quarterly Report and is unable to provide an estimated impact on the fair value of the YPF-related capital provision assets at September 8, 2023. The Company will include the impact of the September 8, 2023 Ruling in the Group’s condensed consolidated financial statements for the three and nine months ending September 30, 2023 following completion of the Group’s fair value assessment in accordance with its valuation policy.

Burford Capital Quarterly Report June 2023    38

Operating and financial review and prospects

The following discussion and analysis of our operating and financial review and prospects should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Quarterly Report, together with the “Explanatory note” contained in this Quarterly Report and the 2022 Annual Report, including for additional information with respect to our revised approach to fair value accounting for our capital provision assets and the related restatement of our condensed consolidated financial statements for the six months ended June 30, 2022. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain APMs and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations as reported under US GAAP. See “—Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Covid-19

Court systems and other forms of adjudication have largely returned to functionality in the aftermath of the Covid-19 pandemic. In general, court activity has continued to work through the backlog caused by the Covid-19 pandemic and, in 2023, we have observed a high level of portfolio activity. Nevertheless, some court systems continue to face backlogs, delaying adjudication. In jurisdictions with court backlogs, the impetus to file new litigation may be diminished, unless there is an approaching limitation period. Inevitably, some of our matters (and thus our cash realizations from them) in jurisdictions impacted by court backlog have been slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms that increase our returns as time passes, so we consider any delays to be deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought; however, because our returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through employee costs, which represent the majority of operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Party solvency

Litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the US Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had

39    Burford Capital Quarterly Report June 2023

the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process. During the six months ended June 30, 2023, due from settlement of capital provision assets included a realized loss of $11.3 million related to a corporate restructuring via Chapter 11 of the US Bankruptcy Code for a judgment debtor related to assets held by the Strategic Value Fund, although we were successful in extracting and retaining $57.0 million from the judgment debtor prior to its entry into bankruptcy.

Higher interest rates also present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations.

As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset, the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. Economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

International sanctions on Russian businesses and individuals

The international sanctions imposed on Russian businesses and individuals continue to impact the legal industry. Our legal finance assets in jurisdictions outside of Russia that involve claims against entities that might have an ultimate Russian parent or controller (regardless of sanction status) represented in the aggregate $99.4 million (or approximately 2% of total fair value for capital provision assets) at June 30, 2023 as compared to $127.2 million (or approximately 3% of total fair value for capital provision assets) at December 31, 2022, with the decrease primarily reflecting a resolution in one of our legal finance assets in a satisfactory manner for us. There have been no significant changes or developments with respect to the impact of these international sanctions on our business. We are mindful of any sanctions or other issues and work regularly with specialist counsel in the sanctions area (as well as ensuring compliance with all legal requirements, such as anti-money laundering). Where we are required to enforce judgments or awards, even against sanctioned entities, such enforcement tends to be consistent with the goals of international sanctions regimes rather than running afoul of them, and the US Office of Foreign Assets Control and the UK Office of Financial Sanctions Implementation regularly grant licenses to do so. We do not anticipate any adverse material impact on our business from the sanctions regime.

Basis of presentation of financial information

We report our condensed consolidated financial statements at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022 contained in this Quarterly Report in accordance with US GAAP. Our condensed consolidated financial statements are presented in US dollars.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, and following comments from and engagement with the staff of the SEC, we have, in consultation with our independent auditor Ernst & Young LLP, revised our approach to fair value accounting for our capital provision assets in consideration of ASC 820. In addition to applying this revised valuation approach to our consolidated financial statements for the year ended December 31, 2022, we have applied it retroactively to the prior three years of our consolidated financial statements. Thus, for comparative purposes, this Quarterly Report contains our restated condensed consolidated financial statements for the six months ended June 30, 2022. However, because we have not previously issued quarterly financial statements, the unaudited condensed consolidated financial statements for the three months ended June 30, 2022 contained in this Quarterly Report have not historically been presented and therefore are not a restatement of previously issued unaudited condensed consolidated financial statements. See “Explanatory note” and note 2 (Summary of significant accounting policies—Restatement) for additional information with respect to the restated condensed consolidated financial statements for the six months ended June 30, 2022.

Burford Capital Quarterly Report June 2023    40

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 11 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Quarterly Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Quarterly Report, the major entities where there is also a third-party partner in, or owner of, those entities include the Strategic Value Fund, BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reporting segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our condensed consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Quarterly Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are

41    Burford Capital Quarterly Report June 2023

calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations prepared in accordance with US GAAP. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Quarterly Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management
Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn commitments made on the legal finance assets those private funds have funded.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining part(y)(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash proceeds, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one

Burford Capital Quarterly Report June 2023    42

undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible

43    Burford Capital Quarterly Report June 2023

book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Results of operations and financial position

Set forth below is a discussion of our consolidated results of operations for the three and six months ended June 30, 2023 and 2022 and our consolidated financial position at June 30, 2023 and December 31, 2022, in each case, on a consolidated basis, unless noted otherwise.

Statement of operations for the three months ended June 30, 2023 as compared to the three months ended June 30, 2022

The table below sets forth our consolidated statements of operations for the three months ended June 30, 2023 and 2022.

	Three months ended June 30,
($ in thousands)	2023	2022	Change
Revenues
Capital provision income	35,667	35,006	661
Plus: Third-party interests in capital provision assets	4,813	16,857	(12,044)
Asset management income	1,894	2,394	(500)
Insurance income/(loss)	626	(1,631)	2,257
Services income	9	114	(105)
Marketable securities income/(loss) and bank interest	1,542	(5,250)	6,792
Total revenues	44,551	47,490	(2,939)

Operating expenses
Compensation and benefits
Salaries and benefits	10,709	7,955	2,754
Annual incentive compensation	6,380	3,542	2,838
Share-based compensation	3,173	2,684	489
Legacy asset recovery incentive compensation including accruals	6,000	1,279	4,721
Long-term incentive compensation including accruals	2,107	1,991	116
General, administrative and other	11,062	6,321	4,741
Case-related expenditures ineligible for inclusion in asset cost	4,201	2,768	1,433
Total operating expenses	43,632	26,540	17,092

Operating income	919	20,950	(20,031)

Other expenses
Finance costs	21,124	20,720	404
(Gain)/loss on debt extinguishment	-	916	(916)
Foreign currency transactions (gains)/losses	(8,898)	2,544	(11,442)
Total other expenses	12,226	24,180	(11,954)

(Loss) before income taxes	(11,307)	(3,230)	(8,077)

(Provision for) income taxes	(8,969)	(14,942)	5,973
Net (loss)	(20,276)	(18,172)	(2,104)

Net income attributable to non-controlling interests	1,264	31,180	(29,916)
Net (loss) attributable to Burford Capital Limited shareholders	(21,540)	(49,352)	27,812

Overview

Consistent with the theme of the portfolio continuing to turn, we saw $64.3 million in realized gains in the second quarter alone (and $133.8 million in the six months ended June 30, 2023), compared to $21.7 million and $34.0 million in the three and six months ended June 30, 2022, respectively. However, those realized gains were diminished somewhat by $28.8 million in net unrealized losses in the second quarter, although net unrealized gains remain positive for the six month period at $374.0 million. We saw a 72 basis point increase in the discount rate we use in our revised valuation methodology in the second quarter of 2023, which had a dampening effect on earnings in the period and without which unrealized gains would have been positive; that movement represents an approximate $94.4 million fair value decrease based on end of period values. Both the second quarter this year and last year resulted in an overall net loss of similar amounts; a $20.3 million loss versus and $18.2 million loss in the three months ended June 30, 2023 and 2022, respectively. With respect to the resulting income to Burford Capital Limited shareholders, Q2 resulted in a $21.5 million loss versus a $49.4 million loss in same quarter the previous year.

Burford Capital Quarterly Report June 2023    44

Capital provision income

In a period with increasing discount rates resulting in lower fair value adjustments, the increase in capital provision income is attributable to a 196% increase in realized gains and positive developments across the portfolio, bringing capital provision income to $35.7 million for the three months ended June 30, 2023 as compared to $35.0 million for the three months ended June 30, 2022.

The table below sets forth the components of our capital provision income for the three months ended June 30, 2023 and 2022.

	Three months ended June 30,
($ in thousands)	2023	2022	Change
Realized gains relative to cost	64,323	21,737	42,586
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	(28,821)	16,609	(45,430)
Foreign exchange gains/(losses)	166	(5,087)	5,253
Other	(1)	1,747	(1,748)
Total capital provision income	35,667	35,006	661

Realized gains relative to cost increased to $64.3 million for the three months ended June 30, 2023 as compared to $21.7 million for the three months ended June 30, 2022. Realized gains of $64.3 million comprised $87.7 million in gross realized gains offset by $23.4 million in gross realized losses (predominantly due to one matter that had previously been largely written off in a prior period) for the three months ended June 30, 2023. In the comparative period, realized gains were $21.7 million and comprised $25.6 million of gross realized gains offset by $3.8 million of gross realized losses.

Fair value adjustment, net of previously recognized unrealized gains transferred to realized gains, decreased to a loss of $28.8 million for the three months ended June 30, 2023 as compared to a gain of $16.6 million for the six months ended June 30, 2022.

A significant driver of the fair value loss for the three months ended June 30, 2023 is the impact of the discount rate on the expected future cash flows as the weighted average discount rate applied to the portfolio increased to 7.8% at June 30, 2023 from 7.0% at March 31, 2023. This change includes the impact of increases in the underlying market rates have had across all currencies and tenors driven notably by inflationary pressure in the period. The increase, expressed in basis points, is approximately 72 basis points and, as an indication of the impact, the fair value of the capital provision assets decreased approximately $94.4 million when applied to the June 30, 2023 period. In the corresponding quarter in 2022, the interest rate saw an increase of approximately 136 basis points.

The fair value of capital provision assets is also impacted by changes in the adjusted risk premium which increased to 33.1% at June 30, 2023 from 32.6% at March 31, 2023. This metric is a risk adjustment (haircut) applied to the potential proceeds due to Burford in the event of a successful litigation outcome due to the remaining litigation risk. During the period positive and negative litigation events have an impact on the metric, which impacts the fair value of the capital provision assets and has offset some of the negative change due to increasing discount rates. The metric is also impacted due to the addition of newly acquired or originated assets during the period, which generally have higher risk premiums at the start of the asset’s life and do not impact fair value in the originating quarter as they are calibrated to the transaction price at inception.

Plus: Third-party interests in capital provision assets

Plus: Third-party interests in capital provision assets were $4.8 million for the three months ended June 30, 2023 as compared to $16.9 million for the three months ended June 30, 2022. The $4.8 million represents the decreased financial liability owed to Colorado for its participating portion in the YPF-related capital provision asset. The financial liability owed to Colorado decreased during the quarter, reflected as a positive $4.8 million to the Company, due to the impact of the increased discount rates, which resulted in an unrealized loss on the underlying YPF-related capital provision asset.

Asset management income

Asset management income decreased 21% to $1.9 million for the three months ended June 30, 2023 as compared to $2.4 million for the three months ended June 30, 2022.

The decrease in asset management income was primarily due to the $0.9 million of performance fees earned for the three months ended June 30, 2022, which did not recur and no performance fees were earned for the three months ended June 30, 2023. The timing of the recognition of performance fees is variable as they are recognized when a

45    Burford Capital Quarterly Report June 2023

reliable estimate of the performance fees can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Insurance income/(loss)

Insurance income/(loss) increased to income of $0.6 million for the three months ended June 30, 2023 as compared to a loss of $1.6 million for the three months ended June 30, 2022. The loss of $1.6 million for the three months ended June 30, 2022 was due to a payment on an adverse cost policy from Burford Worldwide Insurance Limited, which did not recur in same period ended June 30, 2023.

Services income

Services income was immaterial for the three months ended June 30, 2023 and 2022. The decrease in services income reflects the continuing migration of our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income/(loss) and bank interest

Marketable securities income/(loss) and bank interest increased to $1.5 million for the three months ended June 30, 2023 as compared to a loss of $5.3 million for the three months ended June 30, 2022. We place a portion of our cash with a large institutional asset manager that actively invests such cash in short-term marketable securities, generally in the form of investment-grade money market and fixed income instruments, in an effort to generate yield above that earned on cash and cash equivalents. The unrealized gain for the three months ended June 30, 2023 primarily reflects the reversal of some of the unrealized losses these securities accumulated during the prior year ended December 31, 2022, as the portfolio’s current yield more than offset the impact of the increase in short-term interest rates during the three months ended June 30, 2023.

Operating expenses

Operating expenses were $43.6 million for the three months ended June 30, 2023 as compared to $26.5 million for the three months ended June 30, 2022. The increase in operating expenses is driven primarily by two items: (i) an increase in compensation expense, whereby only $1.2 million was an increase in cash outlay attributable primarily to an increase in annual salaries for employees and the remaining $9.7 million was an increase in compensation-related accruals driven by realized gains from case resolutions and non-cash accruals in light of the positive performance of Burford Capital Limited’s share price; and (ii) an increase in general, administrative and other expenses of $4.7 million, which includes $3.3 million of costs associated with the development of the revised fair value methodology completed in connection with the SEC’s review of our annual report on Form 20-F for the year ended December 31, 2021, which is now closed.

Compensation and benefits

Compensation and benefits increased to $28.4 million for the three months ended June 30, 2023 as compared to $17.5 million for the three months ended June 30, 2022. Compensation and benefits encompass various types of expenses as described below. Notably, all but $1.2 million of this increase is non-cash, driven principally by accruals as a result of increases in Burford’s share price and asset values.

Salaries and benefits increased to $10.7 million for the three months ended June 30, 2023 as compared to $8.0 million for the three months ended June 30, 2022. The increase in salaries and benefits is driven by an expense accrual of $1.3 million attributable to the Deferred Compensation Plan and a $1.2 million increase in expense attributable to a rise in the annual salary for employees due to inflation and cost of living increases as well as an increase in the number of full-time employees. The $1.3 million accrual attributable to the expense relating to the Deferred Compensation Plan is associated with the increase in Burford Capital Limited’s share price as employees can elect for their deferral account to be notionally invested in our ordinary shares.

Annual incentive compensation increased to $6.4 million for the three months ended June 30, 2023 as compared to $3.5 million for the three months ended June 30, 2022. The increase in annual incentive compensation reflects a higher rate of accrual of the annual incentive compensation expense during the three months ended June 30, 2023. Annual incentive compensation expense is finalized for the fourth quarter of a fiscal year when full-year performance results are known and the compensation committee of the Board determines and approves bonus payments.

Burford Capital Quarterly Report June 2023    46

Share-based compensation increased to $3.2 million for the three months ended June 30, 2023 as compared to $2.7 million for the three months ended June 30, 2022. The increase in share-based compensation is attributable to a higher number and value of RSUs granted in the most recent plan years driven in part by increase in the number of full-time employees.

Legacy asset recovery incentive compensation including accruals increased to $6.0 million for the three months ended June 30, 2023 as compared to $1.3 million for the three months ended June 30, 2022. The increase in legacy asset recovery incentive compensation including accruals is due primarily to a case resolution that resulted in a realized gain for the matter.

Long-term incentive compensation including accruals was consistent at $2.1 million for the three months ended June 30, 2023 as compared to $2.0 million for the three months ended June 30, 2022. Long-term incentive compensation including accruals is driven by realized gains and the increase in the fair value of the capital provision assets.

General, administrative and other

General, administrative and other expenses increased to $11.1 million for the three months ended June 30, 2023 as compared to $6.3 million for the three months ended June 30, 2022, primarily due to an increase of $3.3 million in audit fees, professional fees and corporate legal fees due to the development of the revised fair value methodology and build-out of quarterly reporting and $0.8 million of costs related to our office re-locations in London and Chicago, the bulk of which are not expected to repeat in the following year.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost increased to $4.2 million for the three months ended June 30, 2023 as compared to $2.8 million for the three months ended June 30, 2022. The increase reflects an increase in the number of situations where we incur legal or other related expenses that are directly attributable to a capital provision asset but they do not form part of the funded amount under a capital provision agreement. These expenses accounted for $4.2 million and $2.0 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended June 30, 2023 and 2022, respectively. Examples of such expenses include fees paid to third parties when Burford’s management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset.

Case-related expenditures ineligible for inclusion in asset cost may also include some situations where we are the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. The primary driver of this activity relates to the Strategic Value Fund and the legal expenses incurred in seeking appraisal of merger-related proceeds due on positions owned by the Strategic Value Fund. For the three months ended June 30, 2023, these expenses were negligible as activity in the Strategic Value Fund has diminished as compared to $0.2 million for the three months ended June 30, 2022. While we report these costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.

Finance costs

Finance costs were $21.1 million for the three months ended June 30, 2023 as compared to $20.7 million for the three months ended June 30, 2022. The slight increase in finance costs reflects the full three months of interest expense on the 2030 Notes that were issued in mid-April 2022, offset partially by early redemption of the 6.500% bonds due 2022 in May 2022.

Loss on debt extinguishment

The loss of $0.9 million for the six months ended June 30, 2022 arose from the redemption of the 6.500% bonds due 2022, meanwhile there was no debt extinguishment for the six months ended June 30, 2023.

Foreign currency transactions (gains)/losses

Foreign currency transactions represented a gain of $8.9 million for the three months ended June 30, 2023 as compared to a loss of $2.5 million for the three months ended June 30, 2022. The transition from loss to gain is driven by a $10.7 million foreign currency gain from a capital redemption between subsidiaries with different functional currencies that occurred during the three months ended June 30, 2023.

Provision for income taxes

Provision for income taxes decreased to $9.0 million for the three months ended June 30, 2023 as compared to $14.9 million for the three months ended June 30, 2022. The provision for income taxes for the three months ended June 30,

47    Burford Capital Quarterly Report June 2023

2023 reflects relatively lower taxable income in the United States and other higher tax jurisdictions relating to our capital provisions assets as well as a lower impact attributable to the valuation allowance relating primarily to the deferred tax asset for our currently nondeductible interest expense as compared to the three months ended June 30, 2022.

Cash taxes paid were $3.4 million and $0.4 million for the three months ended June 30, 2023 and 2022, respectively.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests decreased 96% to $1.3 million for the three months ended June 30, 2023 as compared to $31.2 million for the three months ended June 30, 2022. The quarter over quarter decrease in net income attributable to non-controlling interests primarily relates to the resolution of cases where there are no participations by the consolidated VIEs. The resulting effect is a period over period decrease in capital provision income and a decrease in the portion attributable to non-controlling interests.

We consolidate certain entities that have other shareholders and/or investors, including the Strategic Value Fund, the Advantage Fund and BOF-C. With respect to the Strategic Value Fund, we earn management and performance fees as the appointed investment adviser and have an investment in the Strategic Value Fund. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the private fund investors. With respect to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies—Consolidation) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Burford Capital Quarterly Report June 2023    48

Statement of operations for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022

The table below sets forth our consolidated statements of operations for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
($ in thousands)	2023	2022	Change
		(as restated)
Revenues
Capital provision income	511,600	175,745	335,855
(Less)/Plus: Third-party interests in capital provision assets	(95,532)	218	(95,750)
Asset management income	3,891	5,508	(1,617)
Insurance income/(loss)	850	(2,297)	3,147
Services income	32	389	(357)
Marketable securities income/(loss) and bank interest	4,615	(8,971)	13,586
Total revenues	425,456	170,592	254,864

Operating expenses
Compensation and benefits
Salaries and benefits	23,201	17,416	5,785
Annual incentive compensation	11,066	7,143	3,923
Share-based compensation	6,677	4,869	1,808
Legacy asset recovery incentive compensation including accruals	12,117	2,250	9,867
Long-term incentive compensation including accruals	15,545	6,751	8,794
General, administrative and other	18,813	14,735	4,078
Case-related expenditures ineligible for inclusion in asset cost	10,512	3,663	6,849
Total operating expenses	97,931	56,827	41,104

Operating income	327,525	113,765	213,760

Other expenses
Finance costs	41,677	36,561	5,116
(Gain)/loss on debt extinguishment	-	916	(916)
Foreign currency transactions (gains)/losses	(11,338)	3,058	(14,396)
Total other expenses	30,339	40,535	(10,196)

Income before income taxes	297,186	73,230	223,956

(Provision for) income taxes	(16,081)	(18,366)	2,285
Net income	281,105	54,864	226,241

Net income attributable to non-controlling interests	43,220	47,936	(4,716)
Net income attributable to Burford Capital Limited shareholders	237,885	6,928	230,957

Overview

For the six months ended June 30, 2023, total revenues increased 149%, driven by higher capital provision income attributable to continued positive momentum in the progression of the capital provision assets in our portfolio due to either resolution or incremental case milestones as court activity and legal processes further normalized in the aftermath of the Covid-19 pandemic. The increase in total revenues was partially offset by higher operating expenses, higher finance costs and a higher provision for income taxes, resulting in $237.9 million of net income attributable to Burford Capital Limited shareholders for the six months ended June 30, 2023 as compared to $6.9 million for the six months ended June 30, 2022.

Capital provision income

Capital provision income increased 191% to $511.6 million for the six months ended June 30, 2023 as compared to $175.7 million for the six months ended June 30, 2022. The increase in capital provision income is attributable to continued positive momentum in the progression of the capital provision assets in our portfolio due to either resolution or incremental case milestones as court activity and legal processes further normalized in the aftermath of the Covid-19 pandemic. Fair value increases in the YPF-related assets arising from the favorable summary judgment court decision was a significant driver of the growth, though the breadth of the pick-up in portfolio activity was reflected in capital provision income, excluding the YPF-related assets, increasing to $234.3 million for the six months ended June 30, 2023 as compared to $174.3 million of capital provision income, excluding the YPF-related assets, for the six months ended June 30, 2022.

49    Burford Capital Quarterly Report June 2023

The table below sets forth the components of our capital provision income for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
($ in thousands)	2023	2022	Change
Realized gains relative to cost	133,765	34,040	99,725
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	373,992	145,425	228,567
Foreign exchange gains/(losses)	3,844	(5,608)	9,452
Other	(1)	1,888	(1,889)
Total capital provision income	511,600	175,745	335,855

Realized gains relative to cost increased to $133.8 million and comprised $161.3 million of realized gains offset by realized losses of $27.5 million (predominantly due to one matter that had previously been largely written off in a prior period) for the six months ended June 30, 2023. In the comparative period, realized gains relative to cost was $34.0 million and consisted of $38.2 million of realized gains offset by $4.2 million of realized losses. This activity generated $285.9 million in realization proceeds in the six months ended June 30, 2023 as compared to $88.4 million in realization proceeds in the six months ended June 30, 2022.

Fair value adjustment, net of previously recognized unrealized gains transferred to realized gains, increased to $374.0 million for the six months ended June 30, 2023 as compared to $145.4 million for the six months ended June 30, 2022. During the six months ended June 30, 2023, the fair value adjustment was predominantly driven by the occurrence of a litigation milestone on the YPF-related assets which accounted for $278.4 million of the $374.0 million total fair value adjustment for the period as well as almost $100.0 million of other fair value adjustments.

The fair value of capital provision assets is impacted by changes in the adjusted risk premium, which decreased to 33.1% at June 30, 2023 from 38.1% at December 31, 2022. This metric is a risk adjustment (haircut) applied to the potential proceeds due to Burford in the event of a successful litigation outcome due to the remaining litigation risk. During this period the metric reduced due to the impact of net positive litigation events across the portfolio, including the event on the YPF-related assets, and drove the significant increase in fair value in the period. The metric is also impacted due to the addition of newly acquired or originated assets during the period which generally have higher risk premiums at the start of the asset’s life and do not impact fair value in the originating quarter as they are calibrated to the transaction price at inception.

Fair value is also impacted by discounting the expected future cash flows. In isolation this decreased fair values during the period, driven by an increase in the weighted average discount rate applied to the portfolio to 7.8% at June 30, 2023 from 7.3% at December 31, 2022. This change includes the impact that increases in the underlying market rates have had across all currencies and tenors driven notably by inflationary pressure in the period. The increase, expressed in basis points, is approximately 44 basis points and, in isolation, resulted in lower net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $61.7 million decrease in capital provision income for an assumed increase of 50 basis points in discount rates at June 30, 2023. The sensitivity figure is a point in time calculation at June 30, 2023 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

(Less)/Plus: Third-party interests in capital provision assets

(Less): Third-party interests in capital provision assets were a loss of $95.5 million for the six months ended June 30, 2023 as compared to a gain of $0.2 million for the six months ended June 30, 2022. The financial liability owed to Colorado increased during the period, reflected as a loss of $95.5 million to the Company, due to the favorable summary judgment court decision which resulted in an unrealized gain on the underlying YPF-related capital provision asset.

Asset management income

Asset management income decreased 29% to $3.9 million for the six months ended June 30, 2023 as compared to $5.5 million for the six months ended June 30, 2022. The decrease in asset management income was due to the $1.8 million of performance fees earned for the six months ended June 30, 2022, which did not recur as no performance fees were earned for the six months ended June 30, 2023. The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fees can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Burford Capital Quarterly Report June 2023    50

Insurance income/(loss)

Insurance income/(loss) increased to $0.9 million for the six months ended June 30, 2023 as compared to a loss of $2.3 million for the six months ended June 30, 2022. The loss of $2.3 million for the six months ended June 30, 2022 was due to a payment on an adverse cost policy from Burford Worldwide Insurance Limited, which did not recur in 2023.

Services income

Services income was immaterial for the six months ended June 30, 2023 and 2022. The decrease in services income reflects the continuing migration of our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income/(loss) and bank interest

Marketable securities income/(loss) and bank interest increased to $4.6 million for the six months ended June 30, 2023 as compared to a loss of $9.0 million for the six months ended June 30, 2022. We place a portion of our cash with a large institutional asset manager that actively invests such cash in short-term marketable securities, generally in the form of investment-grade money market and fixed income instruments, in an effort to generate yield above that earned on cash and cash equivalents. The unrealized gain for the six months ended June 30, 2023 primarily reflects the reversal of some of the unrealized losses these securities accumulated during the prior twelve months in 2022 as the portfolio’s current higher yield to maturity more than offset the impact of the increase in short-term interest rates during the six months ended June 30, 2023.

Operating expenses

Operating expenses increased 72% to $97.9 million for the six months ended June 30, 2023 as compared to $56.8 million for the six months ended June 30, 2022. The increase in operating expenses is driven materially by compensation expense associated with the increase in the fair value of the YPF-related assets and certain legacy asset recovery matters as well as higher realized gains resulting from case resolutions, non-cash accruals in light of the positive performance of Burford Capital Limited’s share price and costs associated with the build-out of the revised fair value methodology.

Compensation and benefits

Compensation and benefits increased 79% to $68.6 million for the six months ended June 30, 2023 as compared to $38.4 million for the six months ended June 30, 2022. Compensation and benefits encompass various types of expenses as described below.

Salaries and benefits increased 33% to $23.2 million for the six months ended June 30, 2023 as compared to $17.4 million for the six months ended June 30, 2022. The increase in salaries and benefits is driven by an expense accrual of $3.2 million attributable to the Deferred Compensation Plan and a $1.9 million increase in expense attributable to a rise in the annual salary for employees due to inflation and cost of living increases as well as an increase in the number of full-time employees. The $3.2 million accrual attributable to the expense relating to the Deferred Compensation Plan is associated with the increase in Burford Capital Limited’s share price as employees can elect for their deferral account to be notionally invested in our ordinary shares.

Annual incentive compensation increased 55% to $11.1 million for the six months ended June 30, 2023 as compared to $7.1 million for the six months ended June 30, 2022. The increase in annual incentive compensation reflects a higher rate of accrual of the annual incentive compensation expense during the six months ended June 30, 2023. Annual incentive compensation expense is finalized for the fourth quarter of a fiscal year when full-year performance results are known and the compensation committee of the Board determines and approves bonus payments.

Share-based compensation increased 37% to $6.7 million for the six months ended June 30, 2023 as compared to $4.9 million for the six months ended June 30, 2022. The increase in share-based compensation is attributable to a higher number of RSUs granted in the most recent plan years driven in part by an increase in the number of full-time employees when comparing the recently added 2023 RSUs to the 2020 RSUs that vested during the 2023 period and was outstanding during the 2022 period.

Legacy asset recovery incentive compensation including accruals increased 439% to $12.1 million for the six months ended June 30, 2023 as compared to $2.3 million for the six months ended June 30, 2022. The increase in legacy asset recovery incentive compensation including accruals arises from a small number of grandfathered cases under a historical profit-sharing arrangement, where in the six months ended June 30, 2023 there was one case resolution with a realized gain and a second case with an increase in the fair value of a legacy asset recovery matter.

51    Burford Capital Quarterly Report June 2023

Long-term incentive compensation including accruals increased 130% to $15.5 million for the six months ended June 30, 2023 as compared to $6.8 million for the six months ended June 30, 2022. The increase in long-term incentive compensation including accruals is driven by higher capital provision income as described above.

General, administrative and other

General, administrative and other expenses increased 28% to $18.8 million for the six months ended June 30, 2023 as compared to $14.7 million for the six months ended June 30, 2022, reflecting $3.3 million of legal, professional and audit fees associated with the development of our revised fair value methodology and $0.8 million of costs related to our office re-locations in London and Chicago.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost increased 187% to $10.5 million for the six months ended June 30, 2023 as compared to $3.7 million for the six months ended June 30, 2022. The increase reflects an increase in the number of situations where we incur legal or other related expenses that are directly attributable to a capital provision asset but they do not form part of the funded amount under a capital provision agreement. These expenses accounted for $10.2 million and $2.3 million of the total case-related expenditures ineligible for inclusion in asset cost for the six months ended June 30, 2023 and 2022, respectively. Examples of such expenses include fees paid to third parties when our management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset.

Case-related expenditures ineligible for inclusion in asset cost also include some situations where we are the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. The primary driver of this activity relates to the Strategic Value Fund and the legal expenses incurred in seeking appraisal of merger-related proceeds due on positions owned by the Strategic Value Fund. These expenses accounted for $0.1 million and $0.4 million of the total case-related expenditures ineligible for inclusion in asset cost for the six months ended June 30, 2023 and 2022, respectively. While we report these costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.

Finance costs

Finance costs increased 14% to $41.7 million for the six months ended June 30, 2023 as compared to $36.6 million for the six months ended June 30, 2022. The increase in finance costs reflects the full six months of interest expense for the 2030 Notes accrued during the six months ended June 30, 2023 as compared to two months of interest expense for the 2030 Notes accrued during the six months ended June 30, 2022, offset by early redemption of the 6.500% bonds due 2022 in May 2022.

Loss on debt extinguishment

The loss of $0.9 million for the six months ended June 30, 2022 arose from the redemption of the 6.500% bonds due 2022, meanwhile there was no debt extinguishment for the six months ended June 30, 2023.

Foreign currency transactions (gains)/losses

Foreign currency transactions represented a gain of $11.3 million for the six months ended June 30, 2023 as compared to a loss of $3.1 million for the six months ended June 30, 2022. The transition from loss to gain is driven by a $10.7 million foreign currency gain from a capital redemption between subsidiaries with different functional currencies that occurred during the six months ended June 30, 2023.

Provision for income taxes

Provision for income taxes decreased 12% to $16.1 million for the six months ended June 30, 2023 as compared to $18.4 million for the six months ended June 30, 2022. The decrease in the provision for income taxes is due primarily to significantly higher proportion of taxable income arising in lower tax jurisdictions outside of the United States and other higher tax jurisdictions, driven by realized and unrealized gains on capital provision assets, as compared to the prior period.

In addition, the provision for income tax expense for the six months ended June 30, 2022 included a $9.2 million expense attributable to the net movement in the deferred tax asset primarily for currently nondeductible interest expense and its related valuation allowance versus a comparable expense of only $2.0 million for the six months ended June 30, 2023 primarily due to improvement in the recoverability assessment for this item.

Cash taxes paid were $3.9 million and $0.6 million for the six months ended June 30, 2023 and 2022, respectively.

Burford Capital Quarterly Report June 2023    52

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests decreased 10% to $43.2 million for the six months ended June 30, 2023 as compared to $47.9 million for the six months ended June 30, 2022. The decrease in net income attributable to non-controlling interests reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to decreases in the fair value of assets held by BOF-C.

We consolidate certain entities that have other shareholders and/or investors, including the Strategic Value Fund, the Advantage Fund and BOF-C. With respect to the Strategic Value Fund, we earn management and performance fees as the appointed investment adviser and have an investment in the Strategic Value Fund. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the private fund investors. With respect to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Statement of financial position at June 30, 2023 as compared to December 31, 2022

The table below sets forth specified line items from our consolidated statements of financial position at June 30, 2023 and December 31, 2022.

($ in thousands)	June 30, 2023	December 31, 2022	Change
Cash and cash equivalents	365,336	107,658	257,678
Marketable securities	107,180	136,358	(29,178)
Due from settlement of capital provision assets	94,391	116,582	(22,191)
Capital provision assets	4,407,888	3,735,556	672,332

Cash and cash equivalents and marketable securities

Cash and cash equivalents increased 239% to $365.3 million at June 30, 2023 as compared to $107.7 million at December 31, 2022, and marketable securities decreased 21% to $107.2 million at June 30, 2023 as compared to $136.4 million at December 31, 2022. The net increase in cash and cash equivalents and marketable securities primarily reflects the proceeds from realizations of capital provision assets and issuance of the 2031 Notes, partially offset by deployments of capital provision assets during the six months ended June 30, 2023.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased 19% to $94.4 million at June 30, 2023 as compared to $116.6 million at December 31, 2022. The decrease in due from settlement of capital provision assets reflects the collection of receivables in the normal course of business. Of the $116.6 million of due from settlement receivables at December 31, 2022, 67% was collected in cash during the six months ended June 30, 2023. The majority of the amount not yet collected from the balance at December 31, 2022 related to a single litigation matter concluded in our counterparty’s favor but as to which there was pending collateral litigation that is now complete and as to which we expect payment to be received shortly.

Capital provision assets

Capital provision assets increased 18% to $4.4 billion at June 30, 2023 as compared to $3.7 billion at December 31, 2022. The increase in capital provision assets reflects the increased level of deployments and significant fair value movements as described above.

53    Burford Capital Quarterly Report June 2023

Segments

We have two reportable segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The table below sets forth the components of our income/(loss) before income taxes by segment for the three months ended June 30, 2023 and 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Three months ended June 30, 2023
Total revenues	35,392	6,319	1,526	43,237	1,314	44,551
Total operating expenses	30,761	7,136	5,670	43,567	65	43,632
Total other expenses	19,603	472	(7,834)	12,241	(15)	12,226
Income/(loss) before income taxes	(14,972)	(1,289)	3,690	(12,571)	1,264	(11,307)

Three months ended June 30, 2022
Total revenues	(4,810)	24,312	(4,124)	15,378	32,112	47,490
Total operating expenses	8,721	4,964	12,353	26,038	502	26,540
Total other expenses	19,576	481	3,693	23,750	430	24,180
Income/(loss) before income taxes	(33,107)	18,867	(20,170)	(34,410)	31,180	(3,230)

Change
Total revenues	40,202	(17,993)	5,650	27,859	(30,798)	(2,939)
Total operating expenses	22,040	2,172	(6,683)	17,529	(437)	17,092
Total other expenses	27	(9)	(11,527)	(11,509)	(445)	(11,954)
Income/(loss) before income taxes	18,135	(20,156)	23,860	21,839	(29,916)	(8,077)

On a Burford-only basis, in the capital provision segment, we incurred a loss before income taxes of $15.0 million for the three months ended June 30, 2023 as compared to a loss of $33.1 million for the three months ended June 30, 2022. Higher realized gains earned during the three months ended June 30, 2023 helped to offset operating and other expenses, resulting in a lower loss for the period as compared to the three months ended June 30, 2022.

On a Burford-only basis, in the asset management and other services segment, we incurred a loss before income taxes of $1.3 million for the three months ended June 30, 2023 as compared to income of $18.9 million for the three months ended June 30, 2022. This decrease in income before income taxes in the asset management and other services segment primarily reflects lower income from BOF-C coupled with higher segment expenses.

On a Burford-only basis, in the other corporate segment, we generated income before income taxes of $3.7 million for the three months ended June 30, 2023 as compared to a loss before income taxes of $20.2 million for the three months ended June 30, 2022. The change to income before income taxes in the other corporate segment primarily reflects the income earned on marketable securities combined with a foreign currency transaction gain on a capital redemption between subsidiaries with different functional currencies during the three months ended June 30, 2023 as compared to the loss on marketable securities and higher segment expenses during the three months ended June 30, 2022.

Burford Capital Quarterly Report June 2023    54

The table below sets forth the components of our income/(loss) before income taxes by segment for the six months ended June 30, 2023 and 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Six months ended June 30, 2023
Total revenues	351,407	25,923	4,584	381,914	43,542	425,456
Total operating expenses	73,221	13,571	10,784	97,576	355	97,931
Total other expenses	38,796	893	(9,317)	30,372	(33)	30,339
Income/(loss) before income taxes	239,390	11,459	3,117	253,966	43,220	297,186

Six months ended June 30, 2022 (as restated)
Total revenues/(loss)	95,777	34,855	(8,977)	121,655	48,937	170,592
Total operating expenses	29,513	10,482	15,834	55,829	998	56,827
Total other expenses	33,861	859	5,812	40,532	3	40,535
Income/(loss) before income taxes	32,403	23,514	(30,623)	25,294	47,936	73,230

Change
Total revenues	255,630	(8,932)	13,561	260,259	(5,395)	254,864
Total operating expenses	43,708	3,089	(5,050)	41,747	(643)	41,104
Total other expenses	4,935	34	(15,129)	(10,160)	(36)	(10,196)
Income/(loss) before income taxes	206,987	(12,055)	33,740	228,672	(4,716)	223,956

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $239.4 million for the six months ended June 30, 2023 as compared to $32.4 million for the six months ended June 30, 2022. This increase in income before income taxes in the capital provision segment is driven by significant fair value increases recognized for the YPF-related assets as well as higher realized gains for the six months ended June 30, 2023 as compared to the prior period.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $11.5 million for the six months ended June 30, 2023 as compared to $23.5 million for the six months ended June 30, 2022. This decrease in income before income taxes in the asset management and other services segment primarily reflects lower income from BOF-C, arising from less gains in capital provision assets held by BOF-C, and partially coupled with higher segment expenses, as compared to the prior period.

On a Burford-only basis, in the other corporate segment, we generated income before income taxes of $3.1 million for the six months ended June 30, 2023 as compared to a loss before income taxes of $30.6 million for the six months ended June 30, 2022. This increase in income before income taxes in the other corporate segment primarily reflects the higher income earned on marketable securities, a foreign currency transaction gain on a capital redemption between subsidiaries with different functional currencies and a decrease in segment expenses during the six months ended June 30, 2023, as compared to the prior period.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At June 30, 2023, our Burford-only portfolio consisted of 215 assets held directly and ten additional assets held indirectly through the Strategic Value Fund and the Advantage Fund. At December 31, 2022, our Burford-only portfolio consisted of 211 assets held directly and nine additional assets held indirectly through the Strategic Value Fund and the Advantage Fund.

55    Burford Capital Quarterly Report June 2023

The tables below set forth our portfolio at June 30, 2023 and December 31, 2022 on a consolidated, Burford-only and Group-wide bases.

	June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,151,893	(509,497)	1,642,396	416,843	436,925	2,496,164
Plus: Fair value adjustments	2,055,550	(685,461)	1,370,089	155,416	160,415	1,685,920
Fair value	4,207,443	(1,194,958)	3,012,485	572,259	597,340	4,182,084

Capital provision assets - indirect:
Fair value	200,445	(153,466)	46,979	153,466	-	200,445

Total capital provision assets	4,407,888	(1,348,424)	3,059,464	725,725	597,340	4,382,529

Post-settlement assets:
Deployed cost	-	-	-	312,320	-	312,320
Plus: Fair value adjustments	-	-	-	77,437	-	77,437
Fair value	-	-	-	389,757	-	389,757

Undrawn commitments:
Capital provision-direct	1,939,632	(435,521)	1,504,111	203,768	434,930	2,142,809
Capital provision-indirect	43,522	(36,268)	7,254	36,268	-	43,522
Post-settlement	-	-	-	25,466	-	25,466
Total undrawn commitments	1,983,154	(471,789)	1,511,365	265,502	434,930	2,211,797

Total portfolio	6,391,042	(1,820,213)	4,570,829	1,380,984	1,032,270	6,984,083

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only		Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	1,934,662	(448,512)	1,486,150		422,098	383,322	2,291,570
Plus: Fair value adjustments	1,687,641	(569,786)	1,117,855		133,122	133,660	1,384,637
Fair value	3,622,303	(1,018,298)	2,604,005		555,220	516,982	3,676,207

Capital provision assets - indirect:
Fair value	113,253	(81,839)	31,414	(1)	81,840	-	113,254

Total capital provision assets	3,735,556	(1,100,136)	2,635,419		637,060	516,982	3,789,461

Post-settlement assets:
Deployed cost	-	-	-		358,193	-	358,193
Plus: Fair value adjustments	-	-	-		81,067	-	81,067
Fair value	-	-	-		439,260	-	439,260

Undrawn commitments:
Capital provision-direct	1,671,327	(372,279)	1,299,048		182,372	371,724	1,853,144
Capital provision-indirect	49,400	(41,167)	8,233		41,167	-	49,400
Post-settlement	-	-	-		15,606	-	15,606
Total undrawn commitments	1,720,727	(413,446)	1,307,281		239,145	371,724	1,918,150

Total portfolio	5,456,283	(1,513,583)	3,942,700		1,315,465	888,706	6,146,871
1.	The fair value of $31.4 million for the Burford-only capital provision-indirect assets did not include an additional $1.0 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total fair value of $32.4 million for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Capital provision asset reconciliations”.

The Group-wide portfolio grew by 14% during the six months ended June 30, 2023. On a Burford-only basis, the portfolio of capital provision assets increased by 16% to $4.6 billion at June 30, 2023 as compared to $3.9 billion at December 31, 2022. The growth of the portfolio during the six months ended June 30, 2023 is driven largely by growth in fair value adjustments in capital provision-direct assets, coupled with growth in new deployments and commitments. In addition, the Advantage Fund has contributed to an increase in capital provision-indirect assets.

Burford Capital Quarterly Report June 2023    56

Fair value of capital provision assets

Valuation policy

We updated our valuation policy for capital provision assets in connection with the preparation of the 2022 Annual Report and have applied our revised valuation approach to our condensed consolidated financial statements included in this Quarterly Report. Thus, for comparative purposes, this Quarterly Report contains our restated condensed consolidated financial statements for the six months ended June 30, 2022. However, because we have not previously issued quarterly financial statements, the unaudited condensed consolidated financial statements for the three months ended June 30, 2022 contained in this Quarterly Report have not historically been presented and therefore are not a restatement of previously issued unaudited condensed consolidated financial statements. See “Explanatory note” and note 2 (Summary of significant accounting policies—Restatement) to our condensed consolidated financial statements for additional information.

Fair value of capital provision assets

The aggregate fair value of our capital provision assets on a consolidated basis was $4.4 billion and $3.7 billion at June 30, 2023 and December 31, 2022, respectively.

On a consolidated basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $616.7 million, or 21% of the aggregate fair value excluding the YPF-related assets, at June 30, 2023 as compared to $518.5 million, excluding the YPF-related assets, or 21% of the aggregate fair value excluding the YPF-related assets, at December 31, 2022. The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at June 30, 2023 and December 31, 2022 on a consolidated basis.

(GAAP)	June 30, 2023			December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	63,805	1,448,257	1,512,062	61,610	1,170,939	1,232,549
Other assets	2,279,084	616,742	2,895,826	1,984,539	518,468	2,503,007
Total capital provision assets	2,342,889	2,064,999	4,407,888	2,046,149	1,689,407	3,735,556

On a Burford-only basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $420.5 million, or 20% of the aggregate fair value excluding the YPF-related assets, at June 30, 2023 as compared to $348.6 million, excluding the YPF-related assets, or 19% of the aggregate fair value excluding the YPF-related assets, at December 31, 2022. The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at June 30, 2023 and December 31, 2022 on a Burford-only basis.

(Non-GAAP)	June 30, 2023			December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	56,978	950,687	1,007,665	54,625	768,410	823,035
Other assets	1,631,333	420,466	2,051,799	1,464,822	348,583	1,813,405
Total capital provision assets	1,688,311	1,371,153	3,059,464	1,519,447	1,116,993	2,636,440

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims—is based on the same methodology which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through June 30, 2023. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On March 31, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its opinion and order in connection with the summary judgment motions filed by the parties (the “March 31, 2023 Ruling”) in the Petersen and Eton Park cases against the Republic of Argentina and YPF. In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012, (ii) YPF was not liable for failing to enforce its bylaws against Argentina, (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing and (iv) a hearing was needed to resolve two factual issues to enable the computation of damages. The

57    Burford Capital Quarterly Report June 2023

March 31, 2023 Ruling was a complete win against Argentina with respect to liability, with the quantum of damages yet to be determined, and a loss against YPF.

During the six months ended June 30, 2023, there was an increase of $277.3 million in the fair value of the YPF-related assets, on a consolidated basis, due primarily to the impact of the March 31, 2023 Ruling. On a consolidated basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) was $1.5 billion at June 30, 2023 and $1.2 billion at December 31, 2022.

On a Burford-only basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) increased to $1.0 billion at June 30, 2023 as compared to $823.0 million at December 31, 2022, due primarily to fair value adjustments in the YPF-related assets. On a Burford-only basis, our cost basis increased by $2.4 million and our unrealized gain increased by $182.3 million to $57.0 million and $950.7 million, respectively, during the six months ended June 30, 2023.

Gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the three and six months ended June 30, 2023 and 2022 on a consolidated basis.

(GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
Realized gains relative to cost	59,335	21,497	127,405	32,085
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	(29,473)	16,348	366,310	145,038
Foreign exchange gains/(losses)	166	(6,129)	3,844	(5,608)
Other	-	-	-	-
Total capital provision-direct income	30,028	31,716	497,559	171,515

Realized gains

On a consolidated basis, realized gains on the capital provision-direct portfolio increased to $59.3 million for the three months ended June 30, 2023 as compared to $21.5 million for the three months ended June 30, 2022. We recorded $23.4 million in gross realized losses, predominantly due to one matter that had previously been largely written off in a prior period, on assets concluded during the three months ended June 30, 2023 as compared to $3.8 million in gross realized losses on assets concluded during the three months ended June 30, 2022. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the period, this represented an annualized 4.6% for the three months ended June 30, 2023 as compared to 0.8% for the year ended December 31, 2022.

On a consolidated basis, realized gains on the capital provision-direct portfolio increased to $127.4 million for the six months ended June 30, 2023 as compared to $32.1 million for the six months ended June 30, 2022. We recorded $27.5 million in gross realized losses, predominantly due to one matter that had previously been largely written off in a prior period, on assets concluded during the six months ended June 30, 2023 as compared to $4.2 million in gross realized losses on assets concluded during the six months ended June 30, 2022. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the period, this represented an annualized 5.4% for the six months ended June 30, 2023 as compared to 0.8% for the year ended December 31, 2022.

Unrealized gains

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio decreased to a net unrealized loss of $29.5 million for the three months ended June 30, 2023 as compared to $16.3 million for the three months ended June 30, 2022. This decrease in fair value adjustments is driven by an increase of 72 bps in the weighted average discount rate of the capital provision-direct portfolio from 7.0% up to 7.8% during the three months ended June 30, 2023.

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to $366.3 million for the six months ended June 30, 2023 as compared to $145.0 million for the six months ended June 30, 2022. This increase in fair value adjustments consisted of $277.3 million on the YPF-related assets owing to the favorable summary judgment court decision as well as almost $100 million of other fair value adjustments, even though the impact of the capital provision-direct portfolio’s weighted average discount rate increase from 7.3% to 7.8% during the six months ended June 30, 2023 decreased our fair value adjustments for the period.

Burford Capital Quarterly Report June 2023    58

The table below sets forth the components of our total capital provision-direct income for the three and six months ended June 30, 2023 and 2022 on a Burford-only basis.

(Non-GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
Realized gains relative to cost	58,781	16,589	94,394	26,601
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	(23,152)	(16,623)	251,989	73,591
Foreign exchange gains/(losses)	(551)	(4,718)	3,195	(5,325)
Other	-	(122)	-	(122)
Total capital provision-direct income	35,078	(4,874)	349,578	94,745

Realized gains

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased to $58.8 million for the three months ended June 30, 2023 as compared to $16.6 million for the three months ended June 30, 2022. We recorded $22.0 million in gross realized losses, predominantly due to one matter that had previously been largely written off in a prior period, on assets concluded during the three months ended June 30, 2023 as compared to $2.6 million in gross realized losses on assets concluded during the three months ended June 30, 2022. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the period, this represented an annualized 5.4% for the three months ended June 30, 2023 as compared to 1.0% for the year ended December 31, 2022.

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased to $94.4 million for the six months ended June 30, 2023 as compared to $26.6 million for the six months ended June 30, 2022. We recorded $25.3 million in gross realized losses predominantly due to one matter that had previously been largely written off in a prior period, on assets concluded during the six months ended June 30, 2023 as compared to $3.0 million in gross realized losses on assets concluded during the six months ended June 30, 2022. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the period, this represented an annualized 6.4% for the six months ended June 30, 2023 as compared to 1.0% for the year ended December 31, 2022.

Unrealized gains

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio decreased to an unrealized loss of $23.2 million for the three months ended June 30, 2023 as compared to a loss of $16.6 million for the three months ended June 30, 2022. This decrease in fair value adjustments is primarily driven by an increase in the discount rates due to movement in market interest rates.

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to $252.0 million for the six months ended June 30, 2023 as compared to $73.6 million for the six months ended June 30, 2022. This increase in fair value adjustments consisted of $182.3 million on the YPF-related assets owing to the favorable summary judgment court decision and positive resolutions in our portfolio as well as almost $70 million of other fair value adjustments, which outweighed the discount rate effect of increased rates due to the movement in market interest rates.

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our funding commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 13 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

At June 30, 2023 and December 31, 2022, our consolidated undrawn commitments were $2.0 billion and $1.7 billion, respectively.

The tables below set forth the components of our total undrawn commitments at June 30, 2023 and December 31, 2022 on a Burford-only and Group-wide bases.

59    Burford Capital Quarterly Report June 2023

	June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,983,154	(471,789)	1,511,365	69%	240,036	11%	434,930	20%	2,186,331
Post-settlement assets	-	-	-	0%	25,466	100%	-	0%	25,466
Total undrawn commitments	1,983,154	(471,789)	1,511,365	68%	265,502	12%	434,930	20%	2,211,797

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,720,727	(413,446)	1,307,281	68%	223,539	12%	371,724	20.00%	1,902,544
Post-settlement assets	-	-	-	0%	15,606	100%	-	0.00%	15,606
Total undrawn commitments	1,720,727	(413,446)	1,307,281	69%	239,145	12%	371,724	19.00%	1,918,150

Our undrawn commitments are primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. At June 30, 2023 and December 31, 2022, we had legal risk management undrawn commitments of $76.6 million and $75.3 million, respectively, none of which we expect to fund and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in the underlying cases.

The table below sets forth the components of our total capital provision undrawn commitments at June 30, 2023 and December 31, 2022 on a Burford-only basis.

(Non-GAAP)	June 30, 2023	% of total	December 31, 2022	% of total
($ in thousands)
Definitive undrawn commitments	722,721	51%	583,507	48%
Discretionary undrawn commitments	704,785	49%	640,201	52%
Total legal finance undrawn commitments	1,427,506	100%	1,223,708	100%
Legal risk undrawn commitments	76,605		75,340
Total capital provision-direct undrawn commitments	1,504,111		1,299,048
Capital provision-indirect undrawn commitments (definitive)	7,254		8,233
Total capital provision undrawn commitments	1,511,365		1,307,281

See “—Reconciliations—Reconciliations of capital provision undrawn commitments” for the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at June 30, 2023 and December 31, 2022.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often

Burford Capital Quarterly Report June 2023    60

can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio remained unchanged at June 30, 2023 as compared to WALs of the concluded assets at December 31, 2022. The table below sets forth the WALs, weighted by deployed cost and realizations, of the concluded assets in our capital provision-direct portfolio at June 30, 2023 and December 31, 2022 on a Burford-only basis.

(in years)	June 30, 2023	December 31, 2022
WAL weighted by deployed cost	2.1	2.1
WAL weighted by realizations	2.4	2.4

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at June 30, 2023 and December 31, 2022 since inception on a Burford-only basis.

($ in thousands)	June 30, 2023	December 31, 2022
ROIC	88%	88%
IRR	29%	29%
Cumulative realizations	2,406,027	2,211,084

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our return metrics excluding our Petersen realizations and, at June 30, 2023, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC would have been 71% and our capital provision-direct IRR would have been 24% as compared to ROIC of 69% and IRR of 24% at December 31, 2022, in each case, on a cumulative basis since inception.

We do not consider cases to be concluded (and therefore part of these return metrics on our concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

New commitments

The tables below set forth the components of our new commitments for the three and six months ended June 30, 2023 and 2022 on a Burford-only and Group-wide bases.

(Non-GAAP)	Three months ended June 30, 2023
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	330,270	74%	531	0%	112,626	26%	443,427
Capital provision-indirect	12,000	17%	60,000	83%	-	0%	72,000
Post-settlement	-	0%	41,599	100%	-	0%	41,599
Total new commitments	342,270	61%	102,130	19%	112,626	20%	557,026

61    Burford Capital Quarterly Report June 2023

(Non-GAAP)	Three months ended June 30, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	251,368	81%	41	0%	60,349	19%	311,758
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	51,550	100%	-	0%	51,550
Total new commitments	251,368	69%	51,591	14%	60,349	17%	363,308

Group-wide new commitments were $557.0 million, including $443.4 million within capital provision-direct, for the three months ended June 30, 2023 as compared to Group-wide new commitments of $363.3 million, including $311.8 million within capital provision-direct, for the three months ended June 30, 2022. Group-wide capital provision-direct new commitments increased 42% for the three months ended June 30, 2023 as we closed a single commitment of $253.0 million during the period, which was double the size of the largest commitment of $125.0 million during the three months ended June 30, 2022. The Advantage Fund also added $72.0 million of new commitments within capital provision-indirect for the three months ended June 30, 2023, where no capital provision assets were closed in the prior period.

Burford-only new commitments were $342.3 million, including $330.3 million within capital provision-direct, for the three months ended June 30, 2023 as compared to Burford-only new commitments of $251.4 million, all within capital provision-direct, for the three months ended June 30, 2022. The balance sheet’s share of Group-wide capital provision-direct new commitments decreased to 74% for the three months ended June 30, 2023 from 81% for the three months ended June 30, 2022. Across both periods, our allocation policy shares capital provision assets using a split of 75/25 between the balance sheet and the sovereign wealth fund. The higher percentage of 81% of new commitments by the balance sheet in the prior period reflects certain assets which are not eligible to be placed with BOF-C.

(Non-GAAP)	Six months ended June 30, 2023
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	431,034	76%	829	0%	137,662	24%	569,525
Capital provision-indirect	17,833	17%	89,167	83%	-	0%	107,000
Post-settlement	-	0%	45,099	100%	-	0%	45,099
Total new commitments	448,867	62%	135,095	19%	137,662	19%	721,624

(Non-GAAP)	Six months ended June 30, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	295,226	78%	707	0%	80,799	22%	376,732
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	68,221	100%	-	0%	68,221
Total new commitments	295,226	66%	68,928	16%	80,799	18%	444,953

Group-wide new commitments were $721.6 million, including $569.5 million within capital provision-direct, for the six months ended June 30, 2023 as compared to Group-wide new commitments of $445.0 million, including $376.7 million within capital provision-direct, for the six months ended June 30, 2022. Group-wide capital provision-direct new commitments increased 51% for the six months ended June 30, 2023 as we closed a single commitment of $253.0 million during the period, which was double the size of the largest commitment of $125.0 million during the three months ended June 30, 2022. The Advantage Fund also added $107.0 million of new commitments within capital provision-indirect for the six months ended June 30, 2023, where no capital provision-indirect assets were closed in the prior period.

Burford-only new commitments were $448.9 million, including $431.0 million within capital provision-direct, for the six months ended June 30, 2023 as compared to Burford-only new commitments of $295.2 million, all within capital provision-direct, for the six months ended June 30, 2022. The balance sheet’s share of Group-wide capital provision-direct new commitments was 76% for the six months ended June 30, 2023 as compared to 78% for the six months ended June 30, 2022.

Burford Capital Quarterly Report June 2023    62

Deployments

The tables below set forth the components of our deployments for the three and six months ended June 30, 2023 and 2022 on a consolidated, Burford-only and Group-wide bases.

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	246,840	(65,387)	181,453	74%	6,070	2%	58,504	24%	246,027
Capital provision-indirect	78,794	(65,662)	13,132	17%	65,662	83%	-	0%	78,794
Post-settlement	-	-	-	0%	31,939	100%	-	0%	31,939
Total deployments	325,634	(131,049)	194,585	55%	103,671	29%	58,504	16%	356,760

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	92,445	(22,273)	70,172	70%	8,926	9%	21,291	21%	100,389
Capital provision-indirect	5,429	(3,518)	1,911	35%	3,518	65%	-	0%	5,429
Post-settlement	-	-	-	0%	26,116	100%	-	0%	26,116
Total deployments	97,874	(25,791)	72,083	55%	38,560	29%	21,291	16%	131,934

On a consolidated basis, total deployments were $325.6 million for the three months ended June 30, 2023, up 233% from $97.9 million for the three months ended June 30, 2022. On a Group-wide basis, total deployments were $356.8 million for the three months ended June 30, 2023, up 171% from $131.9 million for the three months ended June 30, 2022. On a Burford-only basis, total deployments were $194.6 million for the three months ended June 30, 2023, up 170% from $72.1 million for the three months ended June 30, 2022. Across all bases, the increase in deployments included one large single deployment of a capital provision-direct asset for over $150.0 million.

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	331,525	(83,079)	248,446	74%	12,983	3%	75,956	23%	337,385
Capital provision-indirect	112,794	(93,995)	18,799	17%	93,995	83%	-	0%	112,794
Post-settlement	-	-	-	0%	35,806	100%	-	0%	35,806
Total deployments	444,319	(177,074)	267,245	55%	142,784	29%	75,956	16%	485,985

	Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	183,566	(61,436)	122,130	62%	14,667	7%	60,304	31%	197,101
Capital provision-indirect	20,176	(16,776)	3,400	17%	16,776	83%	-	0%	20,176
Post-settlement	-	-	-	0%	43,152	100%	-	0%	43,152
Total deployments	203,742	(78,212)	125,530	48%	74,595	29%	60,304	23%	260,429

On a consolidated basis, total deployments were $444.3 million for the six months ended June 30, 2023, up 118% from $203.7 million for the six months ended June 30, 2022. On a Group-wide basis, total deployments were $486.0 million for the six months ended June 30, 2023, up 87% from $260.4 million for the six months ended June 30, 2022. On a Burford-only basis, total deployments were $267.2 million for the six months ended June 30, 2023, up 114% from $125.5 million for the six months ended June 30, 2022. Across all bases, the increase in deployments included one large single deployment of a capital provision-direct asset for over $150.0 million.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of our consolidated deployments to Burford-only deployments for the three and six months ended June 30, 2023 and 2022.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

63    Burford Capital Quarterly Report June 2023

The tables below set forth the components of our realizations for the three and six months ended June 30, 2023 and 2022 on a consolidated, Burford-only and Group-wide bases.

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	130,520	2,677	133,197	77%	22,986	13%	17,328	10%	173,511
Capital provision-indirect	27,064	(22,605)	4,459	17%	22,290	83%	-	0%	26,749
Post-settlement	-	-	-	0%	79,576	100%	-	0%	79,576
Total realizations	157,584	(19,928)	137,656	49%	124,852	45%	17,328	6%	279,836

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	54,769	(4,919)	49,850	68%	14,043	20%	9,069	12%	72,962
Capital provision-indirect	7,114	(1,792)	5,322	29%	13,326	71%	-	0%	18,648
Post-settlement	-	-	-	0%	8,840	100%	-	0%	8,840
Total realizations	61,883	(6,711)	55,172	55%	36,209	36%	9,069	9%	100,450

On a consolidated basis, total realizations were $157.6 million for the three months ended June 30, 2023, up 155% from $61.9 million for the three months ended June 30, 2022. On a Group-wide basis, total realizations were $279.8 million for the three months ended June 30, 2023, up 179% from $100.5 million for the three months ended June 30, 2022. On a Burford-only basis, total realizations were $137.7 million for the three months ended June 30, 2023, up 150% from $55.2 million for the three months ended June 30, 2022.

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	246,252	(51,309)	194,943	61%	73,376	23%	52,751	16%	321,070
Capital provision-indirect	39,644	(33,089)	6,555	17%	32,774	83%	-	0%	39,329
Post-settlement	-	-	-	0%	98,256	100%	-	0%	98,256
Total realizations	285,896	(84,398)	201,498	44%	204,406	44%	52,751	12%	458,655

	Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	75,980	(5,778)	70,202	66%	24,381	22%	12,319	12%	106,902
Capital provision-indirect	12,466	(6,367)	6,099	25%	17,901	75%	-	0%	24,000
Post-settlement	-	-	-	0%	38,303	100%	-	0%	38,303
Total realizations	88,446	(12,145)	76,301	45%	80,585	48%	12,319	7%	169,205

On a consolidated basis, total realizations increased 223% to $285.9 million for the six months ended June 30, 2023, up from $88.4 million for the six months ended June 30, 2022.

On a Group-wide basis, total realizations were $458.7 million for the six months ended June 30, 2023, as compared to $169.2 million for the six months ended June 30, 2022. Capital provision-direct realizations were $321.1 million for the six months ended June 30, 2023, up 200% from $106.9 million for the six months ended June 30, 2022.

On a Burford-only basis, total realizations were $201.5 million for the six months ended June 30, 2023, up 164% from $76.3 million for the six months ended June 30, 2022.

Since inception, we have generated $2.4 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets, which had a deployed cost of $1.3 billion, earning $1.1 billion in realized gains. At June 30, 2023 and December 31, 2022, on a Burford-only basis, we had $1.6 billion and $1.5 billion of deployed costs in ongoing assets (calculated at original exchange rates).

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the realizations on our legal finance assets.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide and Burford-only realizations for the three and six months ended June 30, 2023 and 2022.

Burford Capital Quarterly Report June 2023    64

Capital provision-direct portfolio

The table below set forth the deployments and realizations of our capital provision-direct portfolio for the six months ended June 30, 2023 on a Burford-only basis, detailed by the investment vintages.

	June 30, 2023
	Number of		Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets		amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	3		12	12	40	251%	32%	3.3	4.8
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	—		—	—	—
2009 Total	3		12	12	40

Concluded	14		95	81	183	125%	21%	3.0	4.5
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	2		23	23	—
2010 Total	16		118	104	183

Concluded	12		107	79	78	(2)%	0%	3.6	2.5
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	2		16	16	—
2011 Total	14		123	95	78

Concluded	9		64	57	116	103%	42%	2.3	2.1
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	—		—	—	—
2012 Total	9		64	57	116

Concluded	10		33	32	63	93%	22%	2.8	3.6
Partially realized - concluded	—	(5)	6	6	10
Partially realized - ongoing	2		3	—	—
Ongoing	—		—	—	—
2013 Total	12		42	38	73

Concluded	18		113	89	118	30%	14%	2.2	2.0
Partially realized - concluded	—	(5)	18	18	21
Partially realized - ongoing	3		16	11	—
Ongoing	2		18	16	—
2014 Total	23		165	134	139

Concluded	16		109	86	112	272%	136%	1.7	2.8
Partially realized - concluded	—	(5)	15	12	255
Partially realized - ongoing	3		198	94	—
Ongoing	1		5	5	—
2015 Total	20		327	197	367

Concluded	13		232	200	277	41%	18%	1.9	2.2
Partially realized - concluded	—	(5)	23	16	26
Partially realized - ongoing	7		165	86	—
Ongoing	6		64	62	—
2016 Total	26		484	364	303

Concluded	9		80	76	122	69%	24%	2.6	2.9
Partially realized - concluded	—	(5)	85	82	145
Partially realized - ongoing	7		163	90	—
Ongoing	9		222	112	—
2017 Total	25		550	360	267

65    Burford Capital Quarterly Report June 2023

	Number of		Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets		amount(1)(2)	cost(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	12		87	74	141	80%	36%	2.0	2.0
Partially realized - concluded	—	(5)	45	42	69
Partially realized - ongoing	14		119	92	—
Ongoing	13		180	83	—
2018 Total	39		431	291	210

Concluded	14		102	94	252	156%	102%	1.5	1.5
Partially realized - concluded	—	(5)	45	42	95
Partially realized - ongoing	14		155	87	—
Ongoing	19		180	75	—
2019 Total	47		482	298	347

Concluded	5		24	6	11	69%	37%	1.7	1.7
Partially realized - concluded	—	(5)	52	52	87
Partially realized - ongoing	5		26	21	—
Ongoing	19		156	94	—
2020 Total	29		258	173	98

Concluded	2		5	2	—	51%	44%	1.1	1.1
Partially realized - concluded	—	(5)	116	115	176
Partially realized - ongoing	8		165	129	—
Ongoing	27		252	108	—
2021 Total	37		538	354	176

Concluded	—		—	—	—	81%	41%	0.6	0.5
Partially realized - concluded	—	(5)	5	5	9
Partially realized - ongoing	5		196	98	—
Ongoing	34		438	208	—
2022 Total	39		639	311	9

Concluded	—		—	—	—	100%	1732%	—	0.2
Partially realized - concluded	—	(5)	—	—	—
Partially realized - ongoing	1		13	12	—
Ongoing	12		396	126	—
2023 Total	13		409	138	—

Total portfolio:
Concluded	137		1,063	888	1,513
Partially realized - concluded	69	(6)	410	390	893
Total capital provision-direct - concluded portion	206		1,473	1,278	2,406	88%	29%	2.1	2.4
Ongoing	146		1,950	928	-
Partially realized – ongoing portion	69		1,219	720	-
Total capital provision-direct - ongoing portion	215		3,169	1,648	-
Total capital provision-direct portfolio	352		4,642	2,926	2,406

1.

Amounts in currencies other than US dollar are reported in this table at the foreign exchange rates in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were realized, respectively. Amounts related to those transactions (such as undrawn commitments or deployed costs) reflected elsewhere in this “Financial and operational review” or in our consolidated financial statements may be reported based on the foreign exchange rates in effect at the end of the applicable period and, therefore, may differ from the amounts in this table.

2.

A portion of certain ongoing assets’ undrawn commitments are no longer an obligation. This table presents an asset’s gross original commitments, so it does not reflect a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 21 (Financial commitments and contingent liabilities) to our consolidated financial statements.

3.	WAL of the vintage weighted by deployments and inclusive of concluded and partially concluded assets in each vintage.
4.	WAL of the vintage weighted by realizations and inclusive of concluded and partially concluded assets in each vintage.
5.

The number of assets for partially realized concluded deals are listed under the number of assets for partially realized ongoing deals as these are the concluded and ongoing portions of the same deals.

6.

At June 30, 2023, there were 69 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing.

Burford Capital Quarterly Report June 2023    66

Asset management

At June 30, 2023, we operated nine private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At June 30, 2023 and December 31, 2022, our total AUM was $3.4 billion.

The table below sets forth key statistics for each of our private funds at June 30, 2023.

		June 30, 2023
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners II LP (Partners II)(2)	Core legal finance	260	253	184	151	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III)	Core legal finance	412	447	324	445	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	391	279	378	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities LP (COLP)	Post-settlement	488	699	695	411	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	672	660	365	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	200	185	362	1.5%/12.5%	European	9/11/2025
BCIM Strategic Value Master Fund LP (Strategic Value)(5)	Complex strategies	500	1,199	1,199	15	2%/20%	American	Evergreen
Burford Advantage Master Fund LP	Lower risk legal finance	360	278	234	373	Profit split(7)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	1,079	634	867	Expense reimbursement + profit share	Hybrid	12/31/2023(6)
Totals		3,763	5,218	4,394	3,367
1.	Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. We no longer earn any management fees from BCIM Partners II, LP, BCIM Partners III, LP and COLP. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.
2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
5.	Includes amounts related to BCIM SV SMA I, LLC which invests alongside the Strategic Value Fund.
6.	In May 2022, BOF-C’s investment period was extended by one year through December 31, 2023.
7.	The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess returns. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

Our asset management income consists of (i) management fee income – i.e., the fee earned by us from administering the private funds we manage for third-party investors, and (ii) performance fee income – i.e., the share of profits generated from our private funds that we manage on behalf of third-party limited partners, which is paid as a performance fee when the private funds meet certain performance conditions.

The table below sets forth the components of our asset management income for the three and six months ended June 30, 2023 and 2022 on a consolidated basis.

(GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
Management fee income	1,894	1,524	3,891	3,713
Performance fee income	-	870	-	1,795
Total asset management income	1,894	2,394	3,891	5,508

See “—Results of operations and financial position—Statement of operations for the three months ended June 30, 2023 as compared to the three months ended June 30, 2022—Asset management income” and “—Results of operations and financial position—Statement of operations for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022—Asset management income” for the explanation of the period-over-period changes in our asset management income.

67    Burford Capital Quarterly Report June 2023

The table below sets forth the components of our asset management income for the three and six months ended June 30, 2023 and 2022 on a Burford-only basis. Because BOF-C is a consolidated entity, income from BOF-C is eliminated on a consolidated basis but shown on a Burford-only basis.

(Non-GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
				(as restated)
Management fee income	1,940	1,581	3,982	3,931
Performance fee income	-	870	-	1,795
Income from BOF-C	3,744	23,378	21,059	31,037
Total asset management income	5,684	25,829	25,041	36,763

On a Burford-only basis, asset management income decreased to $5.7 million for the three months ended June 30, 2023 as compared to $25.4 million for the three months ended June 30, 2022; this decrease in asset management income primarily reflects lower income from BOF-C. For the three months ended June 30, 2022, we earned performance fees from BAIF in the amount of $0.9 million, which did not recur as no performance fees were earned for the three months ended June 30, 2023.

On a Burford-only basis, asset management income decreased to $25.0 million for the six months ended June 30, 2023 as compared to $36.8 million for the six months ended June 30, 2022; this decrease in asset management income primarily reflects lower income from BOF-C. For the six months ended June 30, 2022, we earned performance fees from BAIF in the amount of $1.8 million, which did not recur as no performance fees were earned for the six months ended June 30, 2023.

The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing.

See “—Reconciliations—Reconciliations of condensed consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income for the three and six months ended June 30, 2023 and 2022.

Liquidity and capital resources

Overview

The table below sets forth our cash and cash equivalents and marketable securities at June 30, 2023 and December 31, 2022 on a consolidated basis.

(GAAP)	June 30, 2023	December 31, 2022
($ in thousands)
Cash and cash equivalents	365,336	107,658
Marketable securities	107,180	136,358
Total	472,516	244,016

On a consolidated basis, the increase in cash and cash equivalents and marketable securities reflects proceeds from the 2031 Notes partially offset by continued deployments in excess of proceeds from capital provision assets.

The table below sets forth our cash and cash equivalents and marketable securities at June 30, 2023 and December 31, 2022 on a Burford-only basis.

(Non-GAAP)	June 30, 2023	December 31, 2022
($ in thousands)
Cash and cash equivalents	333,557	73,679
Marketable securities	107,180	136,358
Total	440,737	210,037

On a Burford-only basis, the increase in cash and cash equivalents and marketable securities reflects proceeds from the 2031 Notes partially offset by continued deployments in excess of proceeds from capital provision assets.

Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which is held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

Burford Capital Quarterly Report June 2023    68

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 13 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to our contractual obligations at June 30, 2023. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Debt

On June 26, 2023, we issued $400.0 million aggregate principal amount of the 2031 Notes. As a result, at June 30, 2023, we had six series of debt securities outstanding, of which three series were listed on the Order Book for Retail Bonds of the London Stock Exchange and three series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 9 (Debt) to our condensed consolidated financial statements for additional information with respect to our outstanding debt securities.

We manage our business with relatively low levels of leverage and have well-laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At June 30, 2023, the weighted average maturity of our outstanding debt securities of 5.3 years (which includes the outstanding debt for the 2024 Bonds) continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.4 years. If we had redeemed the 2024 Bonds as of June 30, 2023, the weighted average maturity of our outstanding debt securities would be 5.6 years. Our debt maturity profile is intended to mitigate any significant single-year refinancing risk.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, depending on our liquidity position, we may purchase or redeem from time to time a portion of our outstanding debt securities.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Quarterly Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of consolidated net debt (defined as debt less cash and cash equivalents and marketable securities) that is less than 50% of our consolidated tangible assets (defined as total assets less intangible assets). At June 30, 2023 and December 31, 2022, our consolidated net debt to consolidated tangible assets ratio was 24% and 25%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At June 30, 2023 and December 31, 2022, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.94 to 1.00 and 0.79 to 1.00, respectively. Furthermore, the indenture governing the 2031 Notes contains certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At June 30, 2023, our Consolidated Indebtedness to Consolidated Equity Ratio was 0.82 to 1.00. See “—Reconciliations—Debt leverage ratio calculations” for the calculations of our debt leverage ratios. At June 30, 2023, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

We are required to provide certain information pursuant to the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes. The tables below set forth the total assets and third-party indebtedness at June 30, 2023 and December 31, 2022 and total revenues for the three and six months ended June 30, 2023 and 2022, in each case, of (i) us and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031

69    Burford Capital Quarterly Report June 2023

Notes, as applicable) and (ii) our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

($ in thousands)	June 30, 2023	December 31, 2022
Burford and its Restricted Subsidiaries
Total assets	4,386,309	3,643,013
Third-party indebtedness	1,689,635	1,271,073

Unrestricted Subsidiaries
Total assets	791,403	645,346
Third-party indebtedness	-	-

	Three months ended June 30,		Six months ended June 30,
(S in thousands)	2023	2022	2023	2022
				(as restated)
Burford and its Restricted Subsidiaries
Total revenues	42,469	15,713	381,423	121,855

Unrestricted Subsidiaries
Total revenues	2,082	31,777	44,033	48,737

Cash flows

Set forth below is a discussion of our consolidated cash flows for the six months ended June 30, 2023 and 2022 on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the six months ended June 30, 2023 and 2022.

(GAAP)	Six months ended June 30,
($ in thousands)	2023	2022
		(as restated)
Net cash used in operating activities	(219,863)	(140,777)
Net cash used in investing activities	(2,964)	(52)
Net cash provided by financing activities	478,642	318,173
Net increase in cash and cash equivalents	255,815	177,344

Net cash used in operating activities

Net cash used in operating activities increased 56% to $219.9 million for the six months ended June 30, 2023 as compared to $140.8 million for the six months ended June 30, 2022. The increase in net cash used in operating activities reflects a 43% increase in capital provision asset fundings in excess of proceeds received, coupled with the increased operating expenses period over period.

The table below sets forth the components of our net cash provided by/(used in) operating activities for the six months ended June 30, 2023 and 2022.

(GAAP)	Six months ended June 30,
($ in thousands)	2023	2022	Change
		(as restated)
Net cash provided by operating activities before funding of operating activities	192,433	23,425	169,008
Net proceeds from marketable securities	32,023	39,540	(7,517)
(Funding) of capital provision assets	(444,319)	(203,742)	(240,577)
Net cash used in operating activities	(219,863)	(140,777)	(79,086)

Net cash used in investing activities

Net cash used in investing activities increased to $2.9 million for the six months ended June 30, 2023 as compared to $0.1 million for the six months ended June 30, 2022. The increase is due to leasehold improvements, $2.6 million of which relate to the new office in London, United Kingdom.

Net cash provided by financing activities

Net cash provided by financing activities was $478.6 million for the six months ended June 30, 2023 as compared to $318.2 million for the six months ended June 30, 2022. The increase in net cash provided by financing activities is due to period over period cash increases of $37.2 million from debt issuances and $38.8 million from net capital contributions from non-controlling interests, and there were no debt extinguishments during the six months ended June 30, 2023 as compared to $79.9 million in the prior year period.

Burford Capital Quarterly Report June 2023    70

Cash receipts (non-GAAP financial measure)

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a consolidated basis prepared in accordance with US GAAP.

The table below sets forth the components of our cash receipts for the six months ended June 30, 2023 and 2022 on a Burford-only basis.

(Non-GAAP)	Six months ended June 30,
($ in thousands)	2023	2022
		(as restated)
Burford-only proceeds from capital provision-direct assets	213,321	81,511
Burford-only proceeds from capital provision-indirect assets	7,173	5,579
Burford-only proceeds from asset management and other services	26,444	12,364
Cash receipts	246,938	99,454

On a Burford-only basis, our cash receipts increased by 148% to 246.9 million for the six months ended June 30, 2023 as compared to $99.5 million for the six months ended June 30, 2022. The increase in cash receipts reflects realizations across the capital provision-direct portfolio, including three matters of note that generated an aggregate of $147.5 million of proceeds during the six months ended June 30, 2023.

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Dividends

On September 8, 2023, the Board declared an interim dividend of 6.25¢ per ordinary share to be paid on December 7, 2023 to shareholders of record on November 10, 2023 (with an ex-dividend date of November 9, 2023).

We expect to maintain a total annual dividend of 12.50¢ per ordinary share in the future, payable semi-annually. We do not anticipate regular increases in our level of annual dividends, but we expect to review our level of annual dividends with shareholders and the Board from time to time.

Off-balance sheet arrangements

At June 30, 2023 and December 31, 2022, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $3.2 million and $3.8 million, respectively. See note 11 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of capital provision assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances.

However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the 2022 Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies—Use of estimates) to our consolidated financial statements in the 2022 Annual Report for additional information with respect to our critical accounting policies and other significant accounting policies.

71    Burford Capital Quarterly Report June 2023

Reconciliations

Reconciliations of condensed consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the three and six months ended June 30, 2023 and 2022 and (ii) the condensed consolidated statements of financial position to Burford-only statements of financial position at June 30, 2023 and December 31, 2022. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “—Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements prepared in accordance with US GAAP. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Strategic Value Fund, the Advantage Fund and Colorado. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the gain or loss earned on such investment.

The tables below set forth the elimination adjustments separately for the Strategic Value Fund, BOF-C, Colorado and the Advantage Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Plus/(Less): Third-party interest in capital provision assets” and “Financial liabilities relating to third-party interests in consolidated entities” against the applicable components required in the line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of condensed consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	35,667	(100)	72	4,728	(4,983)	8	35,392
Less: Third-party interests in capital provision assets	4,813	-	-	(4,753)	-	(60)	-
Asset management income	1,894	46	3,744	-	-	-	5,684
Insurance loss	626	-	-	-	-	-	626
Services income	9	-	-	-	-	-	9
Marketable securities (loss) and bank interest	1,542	-	(1)	-	-	(15)	1,526
Total revenues	44,551	(54)	3,815	(25)	(4,983)	(67)	43,237

Operating income	919	87	3,628	-	(4,903)	(61)	(330)

Net income/(loss)	(20,276)	87	3,628	-	(4,903)	(76)	(21,540)

Burford Capital Quarterly Report June 2023    72

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	35,006	(1,769)	(55,580)	16,423	48	1,062	(4,810)
Plus: Third-party interests in capital provision assets	16,857	-	-	(16,435)	-	(422)	-
Asset management income	2,394	57	23,378	-	-	-	25,829
Insurance loss	(1,631)	-	-	-	-	-	(1,631)
Services income	114	-	-	-	-	-	114
Marketable securities (loss) and bank interest	(5,250)	1,132	-	-	-	(6)	(4,124)
Total revenues	47,490	(580)	(32,202)	(12)	48	634	15,378

Operating income	20,950	(245)	(32,240)	-	138	737	(10,660)

Net income/(loss)	(18,172)	(245)	(32,240)	-	138	1,167	(49,352)

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	511,600	(207)	(48,236)	(95,041)	(12,005)	(4,704)	351,407
Less: Third-party interests in capital provision assets	(95,532)	-	-	95,011	-	521	-
Asset management income	3,891	92	21,058	-	-	-	25,041
Insurance income	850	-	-	-	-	-	850
Services income	32	-	-	-	-	-	32
Marketable securities gain/(loss) and bank interest	4,615	-	(2)	-	-	(29)	4,584
Total revenues	425,456	(115)	(27,180)	(30)	(12,005)	(4,212)	381,914

Operating income	327,525	181	(27,397)	-	(11,802)	(4,169)	284,338

Net income/(loss)	281,105	181	(27,397)	-	(11,802)	(4,202)	237,885

	Six months ended June 30, 2022
	(as restated)
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	175,745	(2,277)	(74,175)	498	(318)	(3,696)	95,777
Less: Third-party interests in capital provision assets	218	-	-	(510)	-	292	-
Asset management income	5,508	218	31,037	-	-	-	36,763
Insurance loss	(2,297)	-	-	-	-	-	(2,297)
Services income	389	-	-	-	-	-	389
Marketable securities (loss) and bank interest	(8,971)	-	-	-	-	(6)	(8,977)
Total revenues	170,592	(2,059)	(43,138)	(12)	(318)	(3,410)	121,655

Operating income	113,765	(1,357)	(43,200)	-	(77)	(3,305)	65,826

Net income/(loss)	54,864	(1,357)	(43,200)	-	(77)	(3,302)	6,928

73    Burford Capital Quarterly Report June 2023

Reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position at June 30, 2023 and December 31, 2022.

	June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	365,336	(1,455)	(2,409)	(4)	(26,438)	(1,473)	333,557
Marketable securities	107,180	-	-	-	-	-	107,180
Other assets	68,148	70	66,550	127	-	-	134,895
Due from settlement of capital provision assets	94,391	-	-	-	-	(1,754)	92,637
Capital provision assets	4,407,888	(1,133)	(620,379)	(504,398)	(152,328)	(70,186)	3,059,464
Goodwill	133,962	-	-	-	-	-	133,962
Deferred tax asset	807	-	-	-	-	-	807
Total assets	5,177,712	(2,518)	(556,238)	(504,275)	(178,766)	(73,413)	3,862,502

Liabilities
Debt interest payable	17,266	-	-	-	-	-	17,266
Other liabilities	185,412	(141)	-	(42)	(75)	(176)	184,978
Debt payable	1,658,505	-	-	-	-	-	1,658,505
Financial liabilities relating to third-party interests in capital provision assets	520,735	-	(4,234)	(504,233)	-	(12,268)	-
Deferred tax liability	59,728	-	-	-	-	-	59,728
Total liabilities	2,441,646	(141)	(4,234)	(504,275)	(75)	(12,444)	1,920,477
Total shareholders' equity	2,736,066	(2,377)	(552,004)	-	(178,691)	(60,969)	1,942,025

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	107,658	(1,906)	(7,003)	(20)	(23,635)	(1,415)	73,679
Marketable securities	136,358	-	-	-	-	-	136,358
Other assets	51,856	58	64,909	127	-	-	116,950
Due from settlement of capital provision assets	116,582	(1)	-	-	-	(1,931)	114,650
Capital provision assets	3,735,556	(930)	(535,496)	(409,356)	(79,888)	(73,446)	2,636,440
Goodwill	133,912	-	-	-	-	-	133,912
Deferred tax asset	6,437	-	-	-	-	-	6,437
Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Liabilities
Debt interest payable	16,815	-	-	-	-	-	16,815
Other liabilities	155,673	(228)	-	(27)	(120)	(148)	155,150
Debt payable	1,252,270	-	-	-	-	-	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	425,205	-	(4,234)	(409,222)	-	(11,468)	281
Deferred tax liability	51,326	-	-	-	-	-	51,326
Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842
Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

Burford Capital Quarterly Report June 2023    74

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	4,202,864	(1,244,931)	2,957,933	2,924,343	33,590
Deployments	325,634	(130,304)	195,330	181,262	14,068
Realizations	(157,584)	26,949	(130,635)	(129,642)	(993)
Income for the period	35,502	441	35,943	35,629	314
Foreign exchange gains/(losses)	1,472	(579)	893	893	-
At end of period	4,407,888	(1,348,424)	3,059,464	3,012,485	46,979

Unrealized fair value at end of period	2,064,999	(693,846)	1,371,153	1,370,089	1,064

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,335,125	(875,435)	2,459,690	2,435,769	23,921
Deployments	97,874	(32,179)	65,695	62,896	2,799
Realizations	(61,883)	6,166	(55,717)	(50,235)	(5,482)
Income for the period	38,346	(38,316)	30	(34)	64
Foreign exchange gains/(losses)	(11,958)	(49)	(12,007)	(12,007)	-
At end of period	3,397,504	(939,813)	2,457,691	2,436,389	21,302

Unrealized fair value at end of period	1,667,909	(545,546)	1,122,363	1,118,635	3,728

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435
Deployments	444,319	(176,176)	268,143	248,255	19,888
Realizations	(285,896)	87,335	(198,561)	(191,388)	(7,173)
Income for the period	507,757	(159,545)	348,212	346,383	1,829
Foreign exchange gains/(losses)	6,152	(922)	5,230	5,230	-
At end of period	4,407,888	(1,348,424)	3,059,464	3,012,485	46,979

Unrealized fair value at end of period	2,064,999	(693,846)	1,371,153	1,370,089	1,064

75    Burford Capital Quarterly Report June 2023

	Six months ended June 30, 2022
	(as restated)
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,117,263	(798,997)	2,318,266	2,296,705	21,561
Deployments	203,742	(74,948)	128,794	124,506	4,288
Realizations	(88,446)	12,257	(76,189)	(70,610)	(5,579)
Income for the period	179,465	(78,241)	101,224	100,192	1,032
Foreign exchange gains/(losses)	(14,520)	116	(14,404)	(14,404)	-
At end of period	3,397,504	(939,813)	2,457,691	2,436,389	21,302

Unrealized fair value at end of period	1,667,909	(545,546)	1,122,363	1,118,635	3,728

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	64,323	(5,542)	58,781	58,781	-
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	(28,821)	5,983	(22,838)	(23,152)	314
Income on capital provision assets	35,502	441	35,943	35,629	314
Foreign exchange gains/(losses)	166	(717)	(551)	(551)	-
Net loss on due from settlement of capital provision assets	(1)	1	-	-	-
Total capital provision income	35,667	(275)	35,392	35,078	314

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	21,737	(4,274)	17,463	16,589	874
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	16,609	(34,042)	(17,433)	(16,623)	(810)
Income on capital provision assets	38,346	(38,316)	30	(34)	64
Interest and other income	1,747	(1,747)	-	-	-
Foreign exchange gains/(losses)	(5,087)	369	(4,718)	(4,718)	-
Loss on investment subparticipation	-	(122)	(122)	(122)	-
Total capital provision income	35,006	(39,816)	(4,810)	(4,874)	64

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	133,765	(39,371)	94,394	94,394	-
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	373,992	(120,174)	253,818	251,989	1,829
Income on capital provision assets	507,757	(159,545)	348,212	346,383	1,829
Foreign exchange gains/(losses)	3,844	(649)	3,195	3,195	-
Net loss on due from settlement of capital provision assets	(1)	1	-	-	-
Total capital provision income	511,600	(160,193)	351,407	349,578	1,829

Burford Capital Quarterly Report June 2023    76

	Six months ended June 30, 2022
	(as restated)
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	34,040	(6,565)	27,475	26,601	874
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	145,425	(71,676)	73,749	73,591	158
Income on capital provision assets	179,465	(78,241)	101,224	100,192	1,032
Interest and other income	1,888	(1,888)	-	-	-
Foreign exchange gains/(losses)	(5,608)	283	(5,325)	(5,325)	-
Loss on investment subparticipation	-	(122)	(122)	(122)	-
Total capital provision income	175,745	(79,968)	95,777	94,745	1,032

Reconciliations of capital provision income excluding YPF-related assets

The table below sets forth the reconciliations of capital provision income to capital provision income excluding the YPF-related assets for the three and six months ended June 30, 2023 and 2022.

	Six months ended June 30,
($ in thousands)	2023	2022
		(as restated)
Capital provision income	511,600	175,745
Less: Capital provision income from YPF-related assets	(277,318)	(1,440)
Capital provision income excluding YPF-related assets	234,282	174,305

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	100,494	(1,755)	98,739	98,739	-
Transfer of realizations from capital provision assets	157,584	(26,949)	130,635	129,642	993
Realized loss	(11,330)	11,330	-	-	-
Previously recognized unrealized loss transferred to realized loss	11,329	(11,329)	-	-	-
Proceeds received	(163,522)	26,950	(136,572)	(135,579)	(993)
Foreign exchange gain/(losses)	(164)	(1)	(165)	(165)	-
At end of period	94,391	(1,754)	92,637	92,637	-

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	43,756	(14,987)	28,769	28,769	-
Transfer of realizations from capital provision assets	61,883	(6,166)	55,717	50,235	5,482
Interest and other income	1,747	(1,747)	-	-	-
Proceeds received	(39,172)	7,342	(31,830)	(26,348)	(5,482)
Foreign exchange gain/(losses)	(293)	-	(293)	(293)	-
At end of period	67,921	(15,558)	52,363	52,363	-

77    Burford Capital Quarterly Report June 2023

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	116,582	(1,932)	114,650	114,650	-
Transfer of realizations from capital provision assets	285,896	(87,335)	198,561	191,388	7,173
Realized loss	(11,330)	11,330	-	-	-
Previously recognized unrealized loss transferred to realized loss	11,329	(11,329)	-	-	-
Proceeds received	(308,007)	87,513	(220,494)	(213,321)	(7,173)
Foreign exchange gain/(losses)	(79)	(1)	(80)	(80)	-
At end of period	94,391	(1,754)	92,637	92,637	-

	Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	86,311	(22,864)	63,447	63,447	-
Transfer of realizations from capital provision assets	88,446	(12,257)	76,189	70,610	5,579
Interest and other income	1,888	(1,888)	-	-	-
Proceeds received	(108,541)	21,451	(87,090)	(81,511)	(5,579)
Foreign exchange gain/(losses)	(183)	-	(183)	(183)	-
At end of period	67,921	(15,558)	52,363	52,363	-

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30, 2023			Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	1,894	46	1,940	1,524	57	1,581
Performance fee income	-	-	-	870	-	870
Income from BOF-C	-	3,744	3,744	-	23,378	23,378
Total asset management income	1,894	3,790	5,684	2,394	23,435	25,829

	Six months ended June 30, 2023			Six months ended June 30, 2022
				(as restated)
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	3,891	91	3,982	3,713	218	3,931
Performance fee income	-	-	-	1,795	-	1,795
Income from BOF-C	-	21,059	21,059	-	31,037	31,037
Total asset management income	3,891	21,150	25,041	5,508	31,255	36,763

Burford Capital Quarterly Report June 2023    78

Reconciliations of capital provision undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at June 30, 2023 and December 31, 2022.

	June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	953,978	(231,257)	722,721
Discretionary	903,067	(198,282)	704,785
Total legal finance undrawn commitments	1,857,045	(429,539)	1,427,506
Legal risk (definitive)	82,587	(5,982)	76,605
Total capital provision-direct undrawn commitments	1,939,632	(435,521)	1,504,111
Capital provision-indirect undrawn commitments	43,522	(36,268)	7,254
Total capital provision undrawn commitments	1,983,154	(471,789)	1,511,365

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	767,786	(184,279)	583,507
Discretionary	822,348	(182,147)	640,201
Total legal finance undrawn commitments	1,590,134	(366,426)	1,223,708
Legal risk (definitive)	81,193	(5,853)	75,340
Total capital provision-direct undrawn commitments	1,671,327	(372,279)	1,299,048
Capital provision-indirect undrawn commitments	49,400	(41,167)	8,233
Total capital provision undrawn commitments	1,720,727	(413,446)	1,307,281

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
Consolidated deployments	325,634	97,874	444,319	203,742
Less: Elimination of third-party interests	(130,304)	(32,179)	(176,176)	(74,948)
Burford-only total deployments	195,330	65,695	268,143	128,794
Burford-only capital provision-direct deployments	181,262	62,896	248,255	124,506
Less: Capital deployed but not yet invested	-	6,800	-	(1,968)
Less: Transferred out Advantage Fund-type deal to the Advantage Fund	-	476	-	(408)
Plus: Deployments on behalf of subparticipations	191	-	191	-
Adjusted Burford-only capital provision-direct deployments	181,453	70,172	248,446	122,130
Burford-only capital provision-indirect deployments	14,068	2,799	19,888	4,288
Less: Capital deployed to fund level but not yet invested	(936)	(888)	(1,089)	(888)
Adjusted Burford-only capital provision-indirect deployments	13,132	1,911	18,799	3,400
Adjusted Burford-only total deployments	194,585	72,083	267,245	125,530

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Operating and financial review and prospects—Deployments” for additional information with respect to our deployments.

79    Burford Capital Quarterly Report June 2023

Realizations reconciliations

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022
Consolidated realizations	157,584	61,883	285,896	88,446
Less: Elimination of third-party interests	(26,949)	(6,166)	(87,335)	(12,257)
Burford-only total realizations	130,635	55,717	198,561	76,189
Burford-only capital provision-direct realizations	129,642	50,235	191,388	70,610
Plus: Realizations from financial liabilities at fair value through profit or loss	-	-	-	-
Plus: Realizations from investment subparticipations	198	-	198	-
Plus: Reported realizations held at joint venture and not yet distributed	3,357	-	3,357	-
Less: Transferred out Advantage Fund-type deal to the Advantage Fund	-	(385)	-	(408)
Adjusted Burford-only capital provision-direct realizations	133,197	49,850	194,943	70,202
Burford-only capital provision-indirect realizations	993	5,482	7,173	5,579
Less: Prior year reported realizations held at fund level and not yet distributed	-	-	(29)	-
Plus/(Less): Reported realizations held at fund level and not yet distributed	3,466	(160)	(589)	520
Adjusted Burford-only capital provision-indirect realizations	4,459	5,322	6,555	6,099
Adjusted Burford-only total realizations	137,656	55,172	201,498	76,301

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Operating and financial review and prospects—Realizations” for additional information with respect to our realizations.

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
($ in thousands)	2023	2022
		(as restated)
Consolidated proceeds from capital provision assets	308,007	108,541
Less: Elimination of third-party interests	(87,513)	(21,451)
Burford-only total proceeds from capital provision assets	220,494	87,090
Burford-only proceeds from capital provision-direct assets	213,321	81,511
Burford-only proceeds from capital provision-indirect assets	7,173	5,579
Burford-only total proceeds from capital provision assets	220,494	87,090
Consolidated asset management income	3,891	5,508
Plus: Eliminated income from funds	21,150	31,255
Burford-only asset management income	25,041	36,763
Less: Non-cash adjustments(1)	(1,728)	(26,547)
Burford-only proceeds from asset management income	23,313	10,216
Burford-only proceeds from marketable security interest and dividends	1,563	967
Burford-only proceeds from asset recovery fee for services	38	577
Burford-only proceeds from insurance receipts	1,530	413
Burford-only proceeds from other corporate	-	191
Burford-only proceeds from asset management and other services	26,444	12,364
Cash receipts	246,938	99,454
1.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

Burford Capital Quarterly Report June 2023    80

The table below sets forth the reconciliations of the three cash receipts of note to the most comparable measure calculated in accordance with US GAAP, for the six months ended June 30, 2023.

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Other funds	BOF-C	Group-wide
Cash receipts - three matters of note	181,514	(34,050)	147,464	-	34,050	181,514

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
($ in thousands, except share data)
Total Burford Capital Limited equity	1,942,025	1,742,584
Less: Goodwill	(133,962)	(133,912)
Tangible book value attributable to Burford Capital Limited	1,808,063	1,608,672

Basic ordinary shares outstanding	218,957,218	218,581,877

Tangible book value attributable to Burford Capital Limited per ordinary share	8.26	7.36

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The table below sets forth the calculations of consolidated net debt to consolidated tangible assets ratio at June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
($ in thousands)
Total principal amount of debt outstanding(1)	1,689,635	1,271,073
Less: Cash and cash equivalents	(365,336)	(107,658)
Less: Marketable securities	(107,180)	(136,358)
Consolidated net debt	1,217,119	1,027,057

Total assets	5,177,712	4,288,359
Less: Goodwill	(133,962)	(133,912)
Consolidated tangible assets	5,043,750	4,154,447

Consolidated net debt to consolidated tangible assets ratio	24%	25%
1.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2714 and $1.2039 at June 30, 2023 and December 31, 2022, respectively.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

81    Burford Capital Quarterly Report June 2023

Consolidated Indebtedness to Net Tangible Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) at June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
($ in thousands)
Total principal amount of debt outstanding(1)	1,689,635	1,271,073
Plus: Debt interest payable	17,266	16,815
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Consolidated Indebtedness	1,706,901	1,287,888

Total equity	2,736,066	2,387,070
Less: Equity attributable to Unrestricted Subsidiaries	(781,127)	(631,171)
Less: Goodwill	(133,962)	(133,912)
Net Tangible Equity	1,820,977	1,621,987

Consolidated Indebtedness to Net Tangible Equity Ratio	0.94x	0.79x
1.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2714 and $1.2039 at June 30, 2023 and December 31, 2022, respectively. The comparative data at December 31, 2022 has been amended to include non-controlling interests and to exclude Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable), in each case, in the calculation of Net Tangible Equity in the denominator, which resulted in an immaterial decrease in the Consolidated Indebtedness to Net Tangible Equity Ratio at December 31, 2022 as compared to the ratio previously reported in the 2022 Annual Report.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Consolidated Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) at June 30, 2023.

	June 30, 2023	December 31, 2022
($ in thousands)
Total principal amount of debt outstanding(1)	1,689,635	1,271,073
Plus: Debt interest payable	17,266	16,815
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Less: The greater of cash and cash equivalent or $100 million	(100,000)	(100,000)
Consolidated Indebtedness	1,606,901	1,187,888

Total equity	2,736,066	2,387,070
Less: Equity attributable to Unrestricted Subsidiaries	(781,127)	(631,171)
Consolidated Equity	1,954,939	1,755,899

Consolidated Indebtedness to Consolidated Equity Ratio	0.82x	0.68x
1.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2714 and 1.2039 at June 30, 2023 and December 31, 2022 respectively.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Adjusted weighted average life of debt outstanding

The table below sets forth the reconciliation of the weighted average life of debt outstanding if the 2024 Bonds were redeemed at June 30, 2023 to our debt outstanding, the most comparable measure calculated in accordance with US GAAP, at June 30, 2023. We believe that, given the recent redemption of the 2024 Bonds, presentation of our weighted average life of debt adjusted for such redemption is useful to management and investors when assessing our current debt maturity profile.

Burford Capital Quarterly Report June 2023    82

	June 30, 2023
	(GAAP)	(Non-GAAP)			(GAAP)	(Non-GAAP)
	Outstanding at	Adjustment for 2024	Adjusted	Adjusted	Months to	Adjusted
($ in thousands)	June 30, 2023	early redemption	outstanding	Weighting	Maturity	WAL (years)
6.125% Bonds due 2024	127,140	(127,140)	-	-	16	-
5.000% Bonds due 2026	222,495	-	222,495	14%	41	0.49
6.125% Bonds due 2025	180,000	-	180,000	12%	25	0.24
6.250% Senior Notes due 2028	400,000	-	400,000	26%	58	1.23
6.875% Senior Notes due 2030	360,000	-	360,000	23%	82	1.57
9.250% Senior Notes due 2031	400,000	-	400,000	26%	96	2.05
Total	1,689,635	(127,140)	1,562,495	100%		5.57

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Unresolved staff comments

As previously disclosed in the 2022 Annual Report and in our quarterly report furnished on Form 6-K for the three months ended March 31, 2023, the SEC staff issued comment letters with respect to its review of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 29, 2022 relating to, among other things, our approach to fair value accounting for our capital provision assets in consideration of ASC 820. Following our engagement and correspondence with the SEC staff, we are pleased to report that on August 24, 2023 the SEC staff confirmed that they have completed their review with no further comments.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. Such reports and other information regarding registrants, such as us, that file electronically with the SEC may be inspected without charge at a website maintained by the SEC at www.sec.gov or by calling the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room.

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website or our website is not incorporated by reference into, and does not form a part of, this Quarterly Report.

83    Burford Capital Quarterly Report June 2023